SWISSRAY INTERNATIONAL, INC.




                          ___________________________



                                      1998

                                 ANNUAL REPORT
                                       TO
                                  SHAREHOLDERS




                           ___________________________

                          SWISSRAY INTERNATIONAL, INC.
                         320 West 77th Street,Suite 1A
                            New York, New York 10024



                                                                   June 21, 1999

Dear Stockholder:
Swissray - Experience in Direct Digital Radiology

     Our products and our Company have seen outstanding progress during 1998. Today we are a stronger Company with a sucessful and innovative product line that is setting precedents in modern medical imaging. Swissray remains the only company marketing a direct digital multi-functional radiography system (ddR) for clinical use.

     Our ddR Multi-System represents an integrated approach to imaging, designed to move the radiology industry into the filmless era. Twelve of these systems have been installed worldwide to date in prestigious university research centers and hospitals. Three systems were sold at the annual Radiological Society of North America (RSNA) meeting in Chicago - a significant sales breakthrough. We welcome the addition of Houston, Texas-based Kelsey-Seybold Clinic and the Federal maximum security facility in Florence, Colorado to our client base. At the RSNA conference, the system generated tremendous interest among professionals, because of its attractiveness as a complete digital solution. Combined with medical informatics, the system is a complete solution for professionals, and is compatible in several operating environments including RIS & PACS.

     A world of cost consciousness brought on by managed care will only lift Swissray to new heights as digitalizing images revolutionizes radiology to a more effective and cost efficient process. More and more hospitals are forming purchasing alliances that will demand the sort of streamlined solutions Swissray has developed. However, the demand for discounting has hurt the profit margins of other equipment manufacturers as they scramble to install picture archiving and communications systems and as the digital x-ray environment pressures the secondary film accessory market.

     Our digital concept, though fully implemented in the USA, has not yet reached the European market, and thus represents a very important and lucrative target market for the Company. Distribution contracts with three major medical equipment manufacturers for domestic and international sales are now in place and are already strengthening the sales and service efforts throughout the USA as well as in South America.

     The Company srongly believes that profit from these endeavors is at hand; and a system backlog assures increased visibility and growth. In conventional X-ray, Swissray was successful with its OEM contracts, and last year manufactured more than 400 systems.

     Swissray is committed to advancing the medical industry and groundbreaking direct digital x-ray systems, and our commitment to research and development is strong. We thank all of our shareholders for sharing this innovative vision with us, and for continued support as we extend our reach for the global market.

     Our staff is endeavoring to ensure long-term growth that will accelerate shareholder value. Our innovations are our primary wealth and are totally committed to the customer. All of us look forward to a year of increased visibility and growth.

                                        Vert truly yours,

                                        SWISSRAY International, Inc.

                                        /s/ Ruedi G. Laupper
                                        Ruedi G. Laupper
                                        Chairman and President, CEO

                            SELECTED FINANCIAL DATA

         The summary information below represents financial information of the Company for the fiscal years ended June 30, 1998, June 30, 1997, June 30, 1996, June 30, 1995 (six month period), and December 31, 1994, which information was derived from the audited consolidated financial statements of the Company.

                                           Swissray International, Inc.
                                                    Years Ended
                                       (in Thousands, Except Per Share Data)

                                                                                   (Six Months)
                                                                             -----------------------
                                            6/30/98   6/30/97*   6/30/96*    6/30/95 (1)    12/31/94
                                            --------  --------   ----------  -----------   ----------
INCOME STATEMENT DATA:
Net Sales                                   22,893    13,151      10,899       3,806         8,618
Cost of goods sold                          18,082     8,445       5,793       2,484         5,363
                                           --------  --------    --------     --------     ---------
Gross profit                                  4,811    4,706       5,106       1,322         3,255
Gross profit margin (%)                          21%      36%         47%         35%           38%
Selling, general and
   administrative expenses                  18,748    17,450      14,966       2,307         3,175
                                           --------  --------    --------     --------     ---------
Operating (loss) income                    (13,937)  (12,744)     (9,860)       (985)           80
Other expense (income) net                     281      (317)     (1,004)      3,054            15
Interest expense                             8,590       760         194         122           237
                                           --------  --------    --------     --------     ---------
Loss from continuing
   operations before income
   taxes                                   (22,808)  (13,187)     (9,050)      (4,161)        (172)
Income taxes (benefit)                          --       110        (365)        (339)          24
                                           --------  --------    --------     --------     ---------
Loss from continuing
   operations                              (22,808)  (13,297)     (8,685)      (3,822)        (196)
                                           ========  ========    ========     ========     =========
Loss per share from
   continuing operations                     (8.48)    (8.41)      (6.69)       (4.80)       (0.30)
                                           ========  ========    ========     ========     =========
BALANCE SHEET DATA:
Working capital (deficit)                    1,085     2,834       3,433       11,851       (1,236)
Total assets                                25,915    24,788      18,793       13,027        3,899
Short-term debt, including
   current portion, of long-term
   debt                                      3,910     4,211       2,737        2,954        2,843
Convertible debentures                       7,330     5,310          --           --           --
Long-term debt                                 441       525          --          705          420
Stockholders' (deficit) equity               6,159     7,693      10,655        6,377         (798)
Total shares outstanding at
   year end (2)                              2,691     1,582       1,297        1,203          785

(1) In 1995,  the Company  changed its fiscal year end from  December 31 to June
30. As a result, the Company had a fiscal year beginning on January 1, 1995 and ending on June 30, 1995. Accordingly, the Selected Financial Data for the period ended June 30, 1995 is for a six month period.

(2) On October 1, 1998, the Company effectuated a reverse stock split of all issued and outstanding common stock on the basis of 1 for 10, effective as of the opening of business on October 1, 1998. All per share data has been restated to reflect such change.

*      Restated

                             DIRECTORS AND OFFICERS

Ruedi G. Laupper, Chairman of the Board of Directors, President and Chief Executive Officer

Josef Laupper, Secretary-Treasurer and Director

Ueli Laupper, Vice President and Director

Michael Laupper, Interim Chief Financial Officer

Dr. Erwin Zimmerli, Director

Dr. Sc. Dov. Maor, Director

                               MARKET INFORMATION

         (a) Market Information. The Registrant's common stock was listed on the NASDAQ SmallCap Market and traded under the symbol SRMI until October 26, 1998 delisting. Since January, 1999 the Registrant's common stock has been trading on the Electronic Over-the-Counter Bulletin Board under the same symbol. See also paragraph (d) below. The following table sets forth, for the periods indicated, the range of high and low bid prices on the dates indicated for the Company's securities indicated below for each full quarterly period within the two most recent fiscal years (if applicable) and any subsequent interim period for which financial statements are included and/or required to be included.

        Fiscal Year Ended June 30, 1997                 Quarterly Common Stock Price
                  By Quarter                                   Ranges  (1)(2)
        ------------------------------------            ----------------------------
        Quarter                  Date                      High               Low
        -------                  ----                      ----               ---
         1st              September 30, 1996             $50.625             $36.875
         2nd              December 31, 1996              $40.00              $23.75
         3rd              March 31, 1997                 $35.625             $16.875
         4th              June 30, 1997                  $32.50              $14.063

        Fiscal Year Ended June 30, 1998                 Quarterly Common Stock Price
                  By Quarter                                   Ranges  (1)(2)
        -------------------------------------           ----------------------------
         Quarter               Date                        High               Low
         -------               ----                        ----               ---

         1st              September 30, 1997             $16.375             $15.625
         2nd              December 31, 1997              $12.50              $11.25
         3rd              March 31, 1998                 $16.875             $7.50
         4th              June 30, 1998                  $10.00              $5.00


        Fiscal Year Ended June 30, 1999                 Quarterly Common Stock Price
                 By Quarter                                    Ranges  (1)(2)
        -------------------------------                 ----------------------------
         Quarter               Date                        High               Low
         -------               ----                        ----               ---
         1st              September 30, 1998             $5.625              $1.88
         2nd              December 31, 1998              $1.375              $0.875
         3rd              March 31, 1999                 $1.25               $0.375


(1) The Registrant's common stock, $.01 par value (the "Common Stock"), began trading on the NASDAQ SmallCap market on March 20, 1996 with an opening bid of $47.50. See also paragraph (d) below.

(2) All prices indicated herein above (and elsewhere throughout this Form 10-K unless otherwise indicated) take into account and retroactively reflect a 1 for 10 reverse stock split effective October 1, 1998.

         (b) Holders. As of June 10, 1999 there were 677 stockholders of the Registrant's Common Stock with 12,006,216 shares being outstanding.

         (c) Dividends. See "Dividends" hereinafter.

         (d) Recent NASDAQ Delisting. On October 26, 1998 NASDAQ determined to delist Registrant's securities from The NASDAQ Stock Market effective with the close of business October 26, 1998. The advise (accompanying the delisting letter) indicated in pertinent part that (a) the bid price of Registrant's common stock had fallen below $1.00 per share on October 26, 1998 despite the Registrant having demonstrated ".. a closing bid price in excess of $1.00 for a period of 17 consecutive trading days" and (b) the Registrant's 15 day extension within which to timely file its Form 10-K for fiscal year ended June 30, 1998 had expired October 15, 1998 and, accordingly, "the Registrant is now deficient in filing its 10-K for the fiscal year ended June 30, 1998".

         The NASDAQ Listing and Hearing Review Council ("Review Counsel") may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of a written decision and if the Review Counsel determines to review a decision it may affirm, modify, reverse, dismiss, or remand the decision to the Panel. The Registrant may also request the Review Council to review its decision and such request must be made within 15 days of the date of this decision. The institution of a review, whether by way of any request, or on the initiative of the Review Council, does not operate as a stay of NASDAQ's October 26, 1998 delisting decision.

         Registrant formally requested review of NASDAQ's decision in a timely manner and such request was confirmed by NASDAQ on November 16, 1998 wherein NASDAQ indicated that the Registrant had until January 15, 1999 for its submission of any additional information it may deem pertinent for purposes of Review Council's consideration. Registrant understands that the Review Panel is prepared to and will consider any and all additional information supplied to it by the Registrant that did not exist at the time of delisting and, accordingly, the Registrant intends to provide certain new and significant information for NASDAQ's consideration.

         On April 1, 1999 the NASDAQ Listing and Hearing Review Council ("Council") issued a Decision whereby it reversed and remanded the decision of NASDAQ Panel with instructions, having found that the Company was not provided with adequate notice and opportunity to respond to all of the basis upon which the Panel apparently determined to delist the Company's securities.

         The Council's instructions directs NASDAQ staff and Panel to determine whether the Company complies with all continued listing requirements for the Nasdaq SmallCap Market and demonstrates the ability to maintain compliance with these requirements in the long term. Such Council's decision directs the staff to conclude its review and provide its findings to the Panel within 45 days from April 1, 1999. The decision further states that "If, at the time of the staff's review, the staff finds that the Company meets all of the requirements for continued for continued listing on the Nasdaq SmallCap Market, demonstrates the ability to maintain compliance with these requirements in the long term, and there are no new adverse developments, the Panel should relist the Company on the SmallCap Market. If however, the staff finds that the Company does not meet all of the continued listing requirements for the long term, the Panel must notify the Company of which requirement(s) it fails to satisfy." (providing the Company with 15 days to respond).

         As of June 18, 1999 the Company has not been advised of NASDAQ's determination with respect to such matter.

                                   DIVIDENDS

         The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

         The focus of the Company for the fiscal year ended June 30, 1998 was mainly on the industrialization and commercialization of the newly developed products Add-On-Multi-System and Bucky Diagnost TS and the building and strengthening of its organization and distribution channels in the principal markets USA and Europe. Before, the main focus was on the development of the above mentioned products.

         In the USA the Company acquired, in October 1997, substantially all of the assets of Service Support Group LLC (SSG), a company active in the business of selling diagnostic imaging equipment and providing services related thereto in the markets on the West Coast of the United States and took over approximately 30 employees to have, together with the digital x-ray division of Empower, direct market presence in the highest populated regions of the US; the Company's principal market for digital Radiography. The Company also started its activities, in the US and later also in Europe, in the business of information solutions by providing a comprehensive package of consulting, services and products to enable the Healthcare providers to perform the transition into filmless Radiology. Significant amounts of money were invested in the opening of the market of the Company's direct digital Add-On-Multi-Systems, both in the US and in Europe.

         During the start-up of the production of the Company's newly developed products, the Add-On-Multi-System and the Bucky Diagnost TS, gross margins were affected negatively because of the need of extra time for training the newly hired production staff and implementation of the production run as well as efforts made to improve and maintain highest product quality. The Company expects to lower costs and time needed for production of these systems in a later stage of the learning curve due to positive impact of the optimized production run. The sales of Add-On-Multi-System was slowed down by certain governmental requirements for the sale of Healthcare products, which differ from one country to the other. The Company filed for CE approval of the Add- on Multi-system in July 1998 and expects that the necessary approvals should be forthcoming.

         The Company started a restructuring process in the fourth quarter of its fiscal year ended June 30, 1998 with the employment of Mr. E.A. Kalbermatter as the Company's new Chief Operation Officer. Mr. Kalbermatter is an internationally experienced manager with expertise in the areas of electronics and telecommunications, who has also served as managing director of Private & Business Communications of ASCOM Ltd., Berne, Switzerland being responsible for the turn-over of more than 1 billion Swiss Francs, with approximately 4,800 employees worldwide. With the sale of Empower's Film, Processor and Chemistry Business to E.M. Parker, the Company continued its focus on digital Radiography. The process of restructuring is ongoing and includes mainly internal reorganization to achieve lean structures and cost savings.

RESULTS OF OPERATION

         Net sales for the fiscal year ended June 30, 1998 were $22,892,978 compared to $13,151,701 and $10,899,222 for the fiscal years ended June 30, 1997 and June 30, 1996 respectively.

         The 74% increase in net sales was partially due to the acquisition of Empower on April 1, 1997 (Sales of Empower were $7,134,928 for the fiscal year ended June 30, 1998 compared to $2,000,603 for the fiscal year ended June 30,
1997), the Asset purchase of Service Support Group LLC on October 17, 1997 (Sales of Swissray Medical Inc. which started its selling activities after the asset purchase of Service Support Group was $1,577,298 for the fiscal year ended June 30, 1998 compared to $0 for the fiscal year ended June 30, 1997) and the increase in sales made under the Philips OEM Agreement of $6,500,529. Also sales to third parties in Switzerland almost doubled in the fiscal year ended June 30, 1998 compared with the previous fiscal year. These increases have been partially offset by the decrease of $1,519,159 in Sale of Elscint products and decreased sales for Eastern Europe. The Company sold four of the Add-on-Multi-System during the fiscal year ended June 30, 1998.

         Gross profits amounted to $4,811,192 or 21% of net sales for the fiscal year ended June 30, 1998, compared to $4,706,287 or 35.8% of net sales for the fiscal year ended June 30, 1997 and $5,105,916 or 46.9% of net sales for the fiscal year ended June 30, 1996.

         The decrease in gross profits as a percentage of net revenues is primarily attributable to the fact that sales of lower-margin products increased substantially compared to the fiscal years ended June 30, 1997 and June 30, 1996 respectively. This is mainly attributable to increased sales of accessories, which are generally low-margin products, as a result of the acquisition of Empower (net sales of Empower contributed approximately 31% to the Company's net sales). The Company also sold a significant number of units of newly developed products, where the Company is at the beginning of the learning curve in the production process, which results in higher production costs than in a later stage of the learning curve. These products are the Bucky Diagnost TS produced under the OEM Agreement with Philips (which contributed approximately 22% to the Company's net sales) and the Add-on Multisystem (which contributed approximately 6% to the Company's net sales). The Company expects sales of accessories to be of a smaller percentage of total sales for the fiscal year ending June 30, 1999 because of the sale of Empower's accessory business to E.M. Parker.

         Operating expenses for the fiscal year ended June 30, 1998 were $18,747,729 or 81.9% of net sales compared to $17,450,333 or 132.7% of net sales for the fiscal year ended June 30, 1997 and compared to $14,966,147 or 137.3% of net sales for the fiscal year ended June 30, 1996. The principal items were selling expenses of $3,740,391 or 16.3% of net sales compared to $1,873,389 or 14.2% of net sales for the fiscal year ended June 30, 1997 and compared to $1,140,604 or 10.5% of net sales for the fiscal year ended June 30, 1996 and salaries (net of directors and officers compensation) of $4,168,540 or 18.2% of net sales compared to $2,059,396 or 15.6% of net sales for the fiscal year ended June 30, 1997 and compared to $1,829,535 or 16.8% of net sales for the fiscal year ended June 30, 1996. Research and Development was $3,542,149 or 15.5% of net sales compared to $5,786,158 or 44% of net sales for the fiscal year ended June 30, 1997 and compared to $1,731,502 or 15.9% of net sales for the fiscal year ended June 30, 1996.

         General and administrative expenses for the years ended June 30, 1997 and 1996 include value of stock options granted in the amount of $1,161,462 and $6,374,468, respectively, whereas no stock options were granted during the fiscal year ended June 30, 1998. The Company made an accrual of $500,000 for planned restructuring of its organization. No such costs were accrued in the fiscal years ended June 30, 1997 and June 30, 1996.

         The increase of 102% in Salaries was mainly due to the acquisition of Empower Inc. on April 1, 1997 (with salaries included in the consolidated statement of operation only for one quarter of the fiscal year ended June 30,
1997) and the takeover of all of the employees of Service Support Group on October 17, 1997. Both acquisitions where within the Company's marketing strategy to build a strong market position with its own organization in one of its principle markets. The number of employees in Switzerland was increased by 21 mainly to handle the significant rise in production volume.
         The increase of 100% in selling expenses is the result of additional significant efforts on the part of the Company to build a strong market position in the United States and in Germany, the biggest European market as well as the costs incurred for successful market introduction of the Company's direct digital Add-on-Multi-System. The Company also made efforts to lay the groundwork for the market introduction of Swissray Information Solutions comprehensive package of consulting, services and products.

         Research and development expenses decreased by 39%. Management considered the relative size of the research and development expenses for the fiscal year ended June 30, 1997 as high. The main focus of the R&D was the industrialization phase of the Add-on-Multi-System and the development of communication interfaces (DICOM 3.0, HL 7, Dicom Worklist etc.) to extend the connectivity of the Add-on-Multi-System to communication networks such as HIS, RIS, and PACS. Another important task was to finalize the Tahoma TMSSM software and go into beta-tests. The Tahoma TMSSM, technology management systems are based on the premise that technology is a resource that can be managed to achieve organizational objectives, like reducing operating expense and improving clinical performance. Additional research and development expenses have also been incurred to maintain the technological advantages of the Company's conventional X-ray equipment. Significant research and development expenses will continue to be incurred for the development of new technologically advanced products and the continuing improvement of existing products

         The Company's operating loss increased to $13,936,537 for the fiscal year ended June 30, 1998 from $12,744,046 for the fiscal year ended June 30, 1997 and $9,860,231 for the fiscal year ended June 30, 1996. The increase in the Company's operating loss is due to the significant expenses associated with the building of the Company's organization and market position primarily in one of its principle markets, the USA. After taking into account Interest expenses, other income, income tax benefits and extraordinary items of income (loss) the resulting net loss of the Company for the fiscal year ended June 30, 1998 increased to $22,503,109 from $13,685,188 for the fiscal year ended June 30, 1997 and $8,266,080 for the fiscal year ended June 30, 1996. The increase of net loss is mainly due to the significant amount of interest expenses which resulted from the amortization of issuance cost and beneficial Conversion features of Convertible debentures issued for financing purposes, which amounted to $8,590,268 for the fiscal year ended June 30, 1998 compared to $759,853 for the fiscal year ended June 30, 1997 and $193,930 for the fiscal year ended June 30, 1996. Extraordinary income include the Gain on early extinguishment of Debt which resulted from refinancing of Convertible debentures.

FINANCIAL CONDITION

         Total assets of the Company on June 30, 1998 increased by $1,126,363 to $25,914,597 from $24,788,234 on June 30, 1997, as the net effect of an increase in inventory and goodwill and a decrease of cash and accounts receivables. Current Assets decreased $1,024,089 to $13,069,257 on June 30, 1998 from $14,093,346 on June 30, 1997. The decrease in current assets is primarily attributable to the decrease of cash and accounts receivables and the increase in inventory due to the delay in selling the Add-On-Multisystem for which a minimum quantity (lot size) of parts had to be purchased to reach the goals for costs and quality. Property and Equipment increased due to the extension and expansion of the production plant in Hochdorf, Switzerland. Other Assets increased $476,691 to $6,834,962 on June 30, 1998 from $6,358,271 on June 30,
1997. The increase in other assets was primarily due to an increase in intangible assets.

         On June 30, 1998, the Company had total liabilities of $19,755,870 compared to $17,095,046 on June 30, 1997. On June 30, 1998, current liabilities were $11,984,554 compared to $11,259,798 on June 30, 1997. The increase in current liabilities is primarily due to the increase in accrued expenses. On June 30, 1998, the Company also had $7,330,642 (net of discounts) principal amount of convertible debentures. Such debentures bear interest between 6% and 8% per annum and are repayable at maturity in Common Stock of the Registrant. As of June 30, 1998, all of such convertible debentures could be converted into Common Stock of the Registrant at a price equal to 80% of the average Closing price during the ten trading days preceding the date of Conversion, except $145,969 principal amount of debentures with a maturity date of December 1999, which could be converted at a price equal to 85% of the average Closing price during the five trading days preceding the date of Conversion. Such debentures may have a dilutive effect on the investment of stockholders of the Registrant upon Conversion or payment of the principal at maturity, but no funds of the Company are expected to be used for their repayment. At June 30, 1998,long-term debt net of the current portion thereof was $440,674 compared to $524,689 at June 30, 1997. The decrease of long-term debt is due to a partial repayment. Working capital at June 30, 1998 was $1,084,703 compared to $2,833,548 at June 30, 1997.

CASH FLOW AND CAPITAL EXPENDITURES

         Cash used by operating activities for the fiscal year ended June 30, 1998 increased to $11,759,371 from $10,684,988 for the fiscal year ended June 30,1997 and $3,658,665 for the fiscal year ended June 30, 1996 and cash used by investing activities increased to $4,517,140 for the fiscal year ended June 30, 1998 from $3,668,196 for the fiscal year ended June 30, 1997 compared to $1,171,120 for the fiscal year ended June 30, 1996. Cash flow from financing activities for the fiscal year ended June 30, 1998 was $14,799,200 compared to $14,752,928 for the fiscal year ended June 30, 1997 and $5,788,694 for the fiscal year ended June 30, 1996.

         The Company's capital expenditures totaled $2,849,205 for the fiscal year ended June 30, 1998 compared to $3,431,375 for the fiscal year ended June 30, 1997 and $932,066 for the fiscal year ended June 30, 1996. Capital expenditures were primarily for the improvements of the Hochdorf facility and the purchase of equipment. The increased financing needs resulted primarily from the building and strengthening of the Company's organization and distribution channels in the US and Europe and the improvements of the Hochdorf facility.

         The Company financed its liquidity needs during the fiscal year ended June 30, 1998 primarily through the issuance of $16,190,000 principal amount of convertible debentures. The Company anticipates that its use of cash will be substantial for the foreseeable future. In particular, management of the Company expects substantial expenditures in connection with the production of the planned increase of sales, the continuation of the strengthening and expansion of the Company's marketing organization and, to a lesser degree, ongoing research and development projects. The Company expects that funding for these expenditures will be available out of the Company's future cash flow and/or issuance of equity and/or debt securities. However, the availability of a sufficient future cash flow will depend to a significant extent on the marketability of the Company's Add-on-Multi-System. Accordingly, the Company may be required to issue additional convertible debentures or equity securities to finance such capital expenditures and working capital requirements. There can be no assurance whether or not such financing will be available on terms satisfactory to management.

         On August 31, 1998 the Company issued $3,832,849 aggregate principal amount of 5% convertible debentures (the "Convertible Debentures") including a 25% premium and accrued interest, convertible into Common Stock of the Company. The Company did not receive any cash proceeds from the offering of the Convertible Debentures. The full amount was paid by investors to holders of the Company's Convertible Debentures issued on March 14, 1998 holding $3,000,000 of such Convertible Debentures as repayment in full of the Company's obligations under such Convertible Debentures. During the same period the Company issued $2,311,000 aggregate principal amount of 5% Convertible Debentures, convertible into Common Stock of the Company. After deducting fees, commissions and escrow fees in the aggregate amount of $311,000 the Company received a net amount of $2,000,000. The face amount of both Convertible Debentures are convertible into shares of Common Stock of the Company commencing March 1, 1999 at a conversion price equal to the lesser of 82% of the average closing bid price for the ten trading days preceding the date of the conversion or $1.00 per share. Any Convertible Debentures not so converted are subject to mandatory conversion by the Company on the 24th monthly anniversary of the date of issuance of the Convertible Debentures.

         On October 6, 1998 the Company issued $2,940,000 aggregate principal amount of 5% convertible debentures (the "Convertible Debentures") including $540,000 repurchase of stock, convertible into Common Stock of the Company. After deducting fees, commissions and escrow fees in the aggregate amount of $300,000 the Company received a net amount of $2,100,000. The face amount of the Convertible Debentures is convertible into shares of Common Stock of the Company any time after the closing date at a conversion price equal to the lesser of 82% of the average closing bid price for the ten trading days preceding the date of the conversion or $1.00. Any Convertible Debentures not so converted are subject to mandatory conversion by the Company on the 24th monthly anniversary of the date of issuance of the Convertible Debentures.

EFFECT OF CURRENCY ON RESULTS OF OPERATIONS

         The result of operations and the financial position of the Company's subsidiaries outside of the United States is reported in the relevant foreign currency (primarily in Swiss Francs) and then translated into U.S. dollars at the applicable foreign exchange rate for inclusion in the Company's consolidated financial statements. Accordingly, the results of operations of such subsidiaries as reported in U.S. dollars can vary significantly as a result of changes in currency exchange rates (in particular the exchange rate between the Swiss Franc and the U.S. dollar). For the fiscal year ended June 30, 1998 the Swiss Franc depreciated by approximately 9% against the US dollar compared to the rate in effect during the fiscal year ended June 30, 1997. If such exchange rate had remained in effect, the Company's net sales and net loss would have been higher by approximately $1,241,942 and $657,457, respectively. For the fiscal year ended June 30, 1997 the Swiss Franc depreciated by approximately 11% against the US dollar compared to the rate in effect during the fiscal year ended June 30, 1996. If such exchange rate had remained in effect, the Company's net sales and net loss would have been higher by approximately $2,788,209 and $2,335,548, respectively.

TAXES

         The Company is subject to taxation in many jurisdictions throughout the world. The Company's effective tax rate and tax liability is affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which the Company transfers funds between jurisdictions and income is repatriated, and future changes in law. Generally, the tax liability for each legal entity is determined either (i) on a non-consolidated basis or (ii) on a consolidated basis only with other entities incorporated in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated affiliated entities. As a result, the Company may pay income taxes in certain jurisdictions even though the Company on an overall basis incurs a net loss for the period.

ENVIRONMENTAL MATTERS

         The Company is subject to various environmental laws and regulations in the jurisdictions in which it operates. The Company, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. The
Company does not currently anticipate any material capital expenditures for environmental control technology. Some risk of environmental liability is inherent in the Company's business, and there can be no assurance that material environmental costs will not arise in the future. However, the Company does not anticipate any material adverse effect on its results of operations or financial condition as a result of future costs of environmental compliance. See also Part 1, Item 1 -"Business-Environmental Matters."

INFLATION

         Inflation can affect the costs of goods and services used by the Company. The competitive environment in which the Company operates limits somewhat the Company's ability to recover higher costs through increasing selling prices. Moreover, there may be differences in inflation rates between countries in which the Company incurs the major portion of its costs and other countries in which the Company sells its products, which may limit the Company's ability to recover increased costs, if not offset by future increase of selling prices. To date, the Company's sales to high-inflation countries have either been made in Swiss Francs or US dollars. Accordingly, inflationary conditions have not had a material effect on the Company's operating results.

SEASONALITY

         The Company's business has historically experienced a slight amount of seasonal variation with sales in the first fiscal quarter slightly lower than sales in the other fiscal quarters due to the fact that the Company's first quarter coincides with the summer vacations in certain of the Company's markets.

BACKLOG

         Management estimates that as of the end of the fiscal year ended June 30, 1998, the Company had an order backlog of $13,000,000.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS

         On occasion, the Company enters into currency forward contracts as a hedge against anticipated foreign currency exposures and not for speculative purposes. Such contracts, which are types of financial derivatives, limit the Company's exposure to both favorable and unfavorable currency fluctuations. In the past, the Company has used forward contracts exclusively in connection with the purchase of material in currencies other than Swiss Francs or US dollars. In the event of a default of the supplier under the purchase contract with respect to which a forward contract has been concluded combined with an adverse currency fluctuation, the Company may be exposed to a loss under the respective forward contract. However, the Company believes that any such loss, should it occur, would not have a material adverse effect on the results of the Company.

                          SWIAARAY INTERNATIONAL, INC.
                                AND SUBSIDIARIES




                           __________________________



                                REPORT ON AUDIT
                                       OF
                       CONSOLIDATED FINANCIAL STATEMENTS


                           __________________________



                   For the years ended June 30, 1998 and 1997

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders and Board of Directors
Swissray International, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of Swissray International, Inc. and subsidiaries as of June 30, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swissray International, Inc. and subsidiaries as of June 30, 1998, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

                                           /s/ Feldman Sherb Ehrlich & Co., P.C.
                                           -------------------------------------
                                               Feldman Sherb Ehrlich & Co., P.C.
                                               Certified Public Accountants

New York, New York
November 20, 1998

                     (LETTERHEAD OF BEDERSON & COMPANY LLP)

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Swissray International, Inc.
New York, New York

     We have audited the accompanying consolidated balance sheets of Swissray International, Inc., and its subsidiaries, as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Swissray (Deutschland) Rontgentechnik GmbH, a wholly-owned subsidiary, which statements reflect total assets of $437,021 as of June 30, 1997 and total revenues of $1,255,140 for the year ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it related to the amounts included for Swissray (Deutschland) Rontgentechnick GmbH, is based solely on the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swissray International, Inc. and its subsidiaries, at June 30, 1997 and 1996 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                           /s/ BEDERSON & COMPANY LLP
                                           -------------------------------------
                                               Bederson & Company llp

West Orange, New Jersey
September 16, 1997
Except for Notes 17, 20 and 22, as of March 6, 1998, and Note 1, 16, 23, 25, 26, 27, 29, 30, 31 and 32,
as of November 16, 1998

     Member of TAG International with offices in principal cities worldwide Affiliated with the American Institute of CPAs Division for Firms.

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Swissray (Deutschland) Rontgentechnick Gmbh
Wiesbaden, Germany

     We have audited the balance sheet of Swissray (Deutschland) Rontgentechnick Gmbh as of June 30, 1997 and the related statements of income and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance to all laws governed by German regulations and with generally accepted auditing standards promulgated by the American Institute of Certified public accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swissray (Deutschland) Rontgentechnick Gmbh as of June 30, 1997, and the results of its operations for the year then ended.

                                           /s/ THEO LEPPER
                                           -------------------------------------
                                               Theo Lepper
                                               Certified Public Accountant

Wiesbaden, Germany
August 8, 1997


                           SWISSRAY INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                             JUNE 30, 1998 and 1997

                                     ASSETS


                                                                                    1998            1997
                                                                                ----------------------------
                                                                                                  (Restated)
CURRENT ASSETS
Cash and cash equivalents                                                       $ 1,281,552      $ 3,091,307
Accounts receivable, net of allowance for doubtful
accounts of $ 32,356 and $ 148,390                                                2,584,651        5,154,794
Inventories                                                                       7,701,145        3,911,107
Prepaid expenses and sundry receivables                                           1,501,909        1,936,138
                                                                                ----------------------------
TOTAL CURRENT ASSETS                                                             13,069,257       14,093,346
                                                                                ----------------------------
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation
  of $ 581,077 and $ 320,110                                                      6,010,378        4,336,617
                                                                                ----------------------------

OTHER ASSETS
Due from stockholders                                                                     -           69,587
Loan receivable                                                                      20,005           17,396
Accounts receivable - long-term, net of allowance of
  $ 891,409 and $ 814,178 for doubtful account                                            -          240,912
Licensing agreement, net of accumulated amortization of
  $ 1,365,809 and $ 869,151                                                       3,600,766        4,097,424
Patents and trademarks, net of accumulated
  amortization of $ 82,716 and $ 54,941                                             230,614          206,003
Software development costs, net of accumulated
  amortization of $ 121,892 and $ 34,512                                            455,318          317,524
Organization cost, net of accumulated amortization of
  $ 8,385 and $ 2,464                                                                     -            5,921
Security deposits                                                                    38,280           43,728
Note receivable - long-term, net of allowance of $ 30,733 and $ -0-                 513,643          513,643
Goodwill, net of accumulated amortization of $ 136,939 and $ 9,023                1,796,336          410,814
Debt issuance costs on convertible debentures, net of accumulated
  amortization of $ 60,000 and $ 200,566                                            180,000          435,319
                                                                                ----------------------------

TOTAL OTHER ASSETS                                                                6,834,962        6,358,271
                                                                                ----------------------------
TOTAL ASSETS                                                                    $25,914,597      $24,788,234
                                                                                ============================


                                       F 1
       The accompanying notes are an integral part of these financial statements

                             SWISSRAY INTERNATIONAL
                     CONSOLIDATED BALANCE SHEET (Continued)
                             JUNE 30, 1998 and 1997


                      LIABILITIES AND STOCKHOLDERS' EQUITY



CURRENT LIABILITIES
Current maturities of long-term debt                                            $   233,746      $   243,135
Notes payable - banks                                                             3,551,091        3,834,706
Loan payable                                                                        125,029          133,008
Accounts payable                                                                  5,030,449        5,336,749
Accrued expenses                                                                  2,365,450        1,401,938
Restructuring                                                                       500,000                -
Customer deposits                                                                   176,583          170,436
Due to stockholders and officers                                                      2,206          139,826
                                                                                ----------------------------
TOTAL CURRENT LIABILITIES                                                        11,984,554       11,259,798
                                                                                ----------------------------

CONVERTIBLE DEBENTURES                                                            7,645,969        6,000,000
Conversion Benefit                                                                 (315,327)        (689,441)
                                                                                ----------------------------
Net Convertible Debentures                                                        7,330,642        5,310,559
                                                                                ----------------------------

LONG-TERM DEBT, less current maturities                                             440,674          524,689

COMMON STOCK SUBJECT TO PUT                                                       1,819,985          320,000

STOCKHOLDERS' EQUITY
Common stock                                                                         41,426           19,694
Additional paid-in capital                                                       58,074,793       35,957,659
Common stock to be issued to officer
  (48,259 shares in 1997)                                                                 -        1,122,973
Accumulated deficit                                                             (50,481,713)     (27,978,604)
Accumulated other comprehensive loss                                             (1,475,779)      (1,428,534)
Common stock subject to put                                                      (1,819,985)        (320,000)
                                                                                ----------------------------
TOTAL STOCKHOLDERS' EQUITY                                                        4,338,742        7,373,188
                                                                                ----------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $25,914,597     $ 24,788,234
                                                                                ============================


                                       F 2
       The accompanying notes are an integral part of these financial statements

                           SWISSRAY INTERNATIONAL INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    YEARS ENDED JUNE 30, 1998, 1997 and 1996


                                                                     1998              1997            1996
                                                                                    (Restated)      (Restated)
                                                                 ----------------------------------------------
NET SALES                                                       $ 22,892,978       $ 13,151,701    $ 10,899,222
COST OF SALES                                                     18,081,786          8,445,414       5,793,306
                                                                 ----------------------------------------------
GROSS PROFIT                                                       4,811,192          4,706,287       5,105,916
                                                                 ----------------------------------------------
OPERATING EXPENSES
Officers and directors compensation                                  569,816          1,816,879         612,776
Salaries                                                           4,168,540          2,059,396       1,829,535
Selling                                                            3,740,391          1,873,389       1,140,604
Research and development                                           3,542,149          5,786,158       1,731,502
General and administrative                                         2,612,262          2,879,257       7,535,759
Restructuring cost                                                   500,000                  -               -
Other operating expenses                                           1,735,877          1,645,800       1,098,346
Bad debts                                                            133,196            619,160         491,487
Depreciation and amortization                                      1,745,498            770,294         526,138
                                                                 ----------------------------------------------
TOTAL OPERATING EXPENSES                                          18,747,729         17,450,333      14,966,147
                                                                 ----------------------------------------------
LOSS BEFORE OTHER INCOME (EXPENSES)
  AND INCOME TAXES                                               (13,936,537)       (12,744,046)     (9,860,231)

Other income (expenses)                                             (281,227)           318,763       1,003,933
Interest expense                                                  (8,590,268)          (762,168)       (193,930)
                                                                 ----------------------------------------------
OTHER INCOME (EXPENSES)                                           (8,871,495)          (443,405)        810,003
                                                                 ----------------------------------------------
LOSS FROM CONTINUING OPERATIONS
  BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEMS                                            (22,808,032)       (13,187,451)     (9,050,228)

INCOME TAX PROVISION (BENEFIT)                                             -            110,223        (364,648)
                                                                 ----------------------------------------------
LOSS FROM CONTINUING OPERATIONS
  BEFORE EXTRAORDINARY ITEMS                                     (22,808,032)       (13,297,674)     (8,685,580)

Extraordinary income (expenses) net of
 taxes                                                               304,923           (387,514)        419,500
                                                                 ----------------------------------------------
NET LOSS                                                        $(22,503,109)      $(13,685,188)   $ (8,266,080)
                                                                 ==============================================
LOSS PER COMMON SHARE BASIC
Loss from continuing operations                                        (8.48)             (8.41)          (6.69)
Extraordinary items                                                     0.11              (0.24)           0.32
                                                                 ----------------------------------------------
NET LOSS                                                               (8.37)             (8.65)          (6.37)
                                                                 ==============================================
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING                                                 2,690,695          1,581,757       1,297,475
                                                                 ==============================================

                                       F 3
       The accompanying notes are an integral part of these financial statements

                           SWISSRAY INTERNATIONAL INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1998, 1997 AND 1996




                                                                     1998              1997            1996
                                                                                    (Restated)      (Restated)
                                                                 ----------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                        $(22,503,109)      $(13,685,188)   $ (8,266,080)
Adjustment to reconcile net loss to net
        cash used by operating activities
        Depreciation and amortization                              1,874,206            770,294         526,138
        Provision for bad debts                                      (38,803)           552,725         336,706
        Write-off of affiliate receivable                                  -            166,384               -
        Interest expense on Debt issuance cost and
          conversion benefit                                       7,905,225            511,125               -
        Operating expenses through issuance of stock
         options and common stock to be issued                       449,376          2,442,385       6,374,468
        Early extinguishment of  Debt (gain)                        (304,923)                 -               -
        Gain on Sale of marketable securities                              -                  -        (762,500)

        (Increase) decrease in operating assets:
        Accounts receivable                                        2,887,427         (1,857,662)     (1,870,866)
        Accounts receivable - affiliates                                   -             31,533         (31,533)
        Accounts receivable - long-term                              163,680            283,603          22,138
        Inventories                                               (3,790,038)          (998,271)     (1,420,393)
        Prepaid expenses and sundry receivables                      434,229           (860,457)       (976,664)
        Increase (decrease) in operating liabilities:
        Accounts payable                                            (306,300)         1,601,074       1,514,465
        Accounts payable-affiliates                                        -             (1,541)          1,541
        Accrued expenses                                           1,463,512            266,245         855,041
        Customers deposits                                             6,147             92,763          38,874
                                                                 ----------------------------------------------
NET CASH USED BY OPERATING ACTIVITIES                            (11,759,371)       (10,684,988)     (3,658,665)
                                                                 ----------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
        Acquisition of property and equipmen                      (2,849,205)        (3,431,375)       (932,066)
        Capitalized Computer Software                               (225,174)          (352,036)              -
        Purchase of marketable securities                                  -                  -        (200,000)
        Patents and trademarks                                       (52,386)           (12,925)        (45,309)
        Goodwill                                                    (802,107)          (299,837)              -
        Organization costs                                                 -                  -          (8,385)
        Asset Purchase net of cash received                         (591,108)                 -               -
        Collection of note receivable                                      -            448,857               -
        Security deposits                                              5,448            (23,776)        (19,952)
        (Repayment of) loan receivable                                (2,608)             2,896               -
        Repayments from (advances to) affiliates                           -                  -          34,592
                                                                 ----------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                             (4,517,140)        (3,668,196)     (1,171,120)





CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from short-term borrowings                       10,342,060          9,198,821       2,069,828
        Proceeds from long-term borrowings                                 -            248,987               -
        Principal payment of short-term borrowings                (3,852,075)        (2,093,074)     (2,711,086)
        Principal payment of long-term borrowings                    (21,748)          (442,681)       (281,004)
        Principal payment of long-term borrowings with stock         (62,267)                 -               -
        Issuance of common stock for cash                          8,461,262          7,753,222       7,250,000
        Repayment from (payment to) stockholders and officers        (68,032)            87,653         141,054
        Public offering expenses                                           -                  -        (680,098)
                                                                 ----------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                             14,799,200         14,752,928       5,788,694
                                                                 ----------------------------------------------
EFFECT OF EXCHANGE RATE ON CASH                                     (332,444)          (561,122)       (383,050)
                                                                 ----------------------------------------------

NET INCREASE (DECREASE) IN CASH                                   (1,809,755)          (161,378)        575,859
CASH AND CASH EQUIVALENT - beginning of period                     3,091,307          3,252,685       2,676,826
                                                                 ----------------------------------------------
CASH AND CASH EQUIVALENTS - end of period                       $  1,281,552       $  3,091,307    $  3,252,685
                                                                 ==============================================


                                                      F 4
       The accompanying notes are an integral part of these financial statements

                       SUPPLEMENTAL CASH FLOW INFORMATION

             Cash payments for the years ended June 30, 1998, 1997 and 1996, include interest of $161,093, 122,427 and $193,930, respectively. Cash payments for the years ended June 30, 1997 and June 30, 1996 included income taxes of $56,562 and $-0-, respectively. No income taxes had to be paid in the fiscal year ended June 30, 1998

             NON-CASH OPERATING ACTIVITIES
             In April of 1997, the Company issued options to an officer under the 1996 non-statutory stock option plan. The excess of the then quoted market price over the option price has been recorded as additional compensation amounting to $25,000.

             For the years ended June 30, 1997 and 1996, the Company issued options to various individuals and companies for services rendered under the 1996 non-qualified stock option plan. The excess of the fair value over the option price has been charged to operations in the amounts of $1,161,462 and $6,374,468, for the years ended June 30, 1997 and 1996, respectively. No options have been issued during the fiscal year ended June 30, 1998.

             For the years ended June 30, 1998 and June 30, 1997, the Company issued 60,999 shares of common stock in the amount of $449,376 in lieu of interest payments due on convertible debentures and 7,061 shares of common stock in the amount of $132,950 in lieu of interest payments due on convertible debentures respectively.

            NON-CASH INVESTING AND FINANCING ACTIVITIES
            For the year ended June 30, 1996 the Company received a note receivable for $962,500 from the sale of marketable securities. No cash was received.

            On April 1, 1997, the Company acquired a subsidiary through the issuance of 8,000 shares of common stock at the then quoted market price of $120,000 ($15 per share). This transaction was accounted for as a purchase.

            On May 15, 1997 and June 13, 1997, the Company issued convertible debentures which were convertible into common shares at a price equal to eighty (80%) of the average closing bid price for the five (5) trading days preceding the date of the conversion. A beneficial conversion feature of $1,000,000 was charged to additional paid-in capital and is being amortized over the period from the date of issuance to the first available conversion date of the respective debenture.

        During 1997, pursuant to agreements with an officer of the Company, dated December 1996 and June 1997 (as described in Note 16), the Company was required to issue 48,259 shares of common stock with a fair value of $1,122,973 in lieu of cash compensation.

            On July 31, 1997, the Company issued convertible debentures in exchange for $4,262,500 (including interest of $262,500) of 6% convertible debentures dated May 15, 1997 and June 13, 1997. The Company did not receive any cash proceeds from this transaction. The debentures, due July 31, 2000, are convertible into common shares at a price equal to eighty (80%) of the average closing bid price for the five (5) trading days preceding the date of conversion.

            On August 19, 1997, the Company issued $5,000,000 of 6% convertible Debentures which were convertible into common shares at a price equal to eighty (80%) of the average closing bid price for the five (5) trading days preceding the date of conversion. A beneficial conversion feature of $1,250,000 was charged to additional paid-in capital and is being amortized over the period from the date of issuance to the first available conversion date of the respective debenture.

            On October 17, 1997, the Company acquired substantially all of the assets of Service Support Group LLC ("SSG") located in Gig Harbor, Washington, in exchange for the payment of approximately $621,892 in cash and issuance of 33,333 shares of its Common.

            Between November 26, 1997 and December 11, 1997, the Company issued $2,158,285 of convertible debentures including a 15% premium and accrued interest, convertible into Common shares at a price equal to 75% of the average closing bid price for the five (5) trading days preceding the date of conversion. The registrant did not receive any cash proceeds from the offering of the Convertible Debentures. An amount of $2,158,285 was paid by investors to holders of the Company's Convertible Debentures issued on August 19,1997 holding $1,850,000 of such Convertible Debentures as repayment in full of the Company's obligations under such Convertible Debentures. During the same period the Company issued $3,690,000 aggregate principal amount of convertible debentures, convertible into Common shares at a price equal to 75% of the average closing bid price for the five (5) trading days preceding the date of conversion A beneficial conversion feature of $1,949,426 was charged to additional paid-in capital and is being amortized over the period from the date of issuance to the first available conversion date of the respective debenture.

            On March 16, 1998, the Company issued $5,500,000 convertible debentures convertible into Common shares at a price equal to 80% of the average closing bid price for the ten (10) trading days preceding the date of conversion. A beneficial conversion feature of $875,500 was charged to additional paid-in capital and is being amortized over the period from the date of issuance to the first available conversion date of the respective debenture.

            On June 15, 1998, the Company issued $2,000,000 convertible debentures convertible into Common shares at a price equal to 80% of the average closing bid price for the ten (10) trading days preceding the date of conversion. A beneficial conversion feature of $420,436 was charged to additional paid-in capital and is being amortized over the period from the date of issuance to the first available conversion date of the respective debenture.

                          SWISSRAY INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1998, 1997 and 1996

                                                                                               Additional          Stock
                                                                                                 Paid-in           to be
                                                                     Common Stock                Capital           issued
                                                                Shares         Amount          (Restated)        (Restated)
                                                              --------------------------------------------------------------
BALANCE - July, 1, 1995                                        1,203,506    $  12,035       $  12,828,314       $         -

COMPREHENSIVE LOSS:
     Net loss of the year                                              -            -                   -                 -
     Foreign currency translation losses net of taxes $ -0-            -            -                   -                 -

     TOTAL COMPREHENSIVE LOSS                                          -            -                   -                 -

Issuance of common stock for cash                                110,000        1,100           5,198,900                 -
Stock options exercised for cash                                 105,000        1,050           2,048,950                 -
Stock options granted for services                             6,374,468            -                   -                 -
Public offering expenses                                        (680,098)           -                   -                 -
                                                              --------------------------------------------------------------
BALANCE - June 30, 1996                                        1,418,506       14,185          25,770,534                 -

COMPREHENSIVE LOSS:
     Net loss of the year                                              -            -                   -                 -
     Foreign currency translation losses net of taxes $ -0-            -            -                   -                 -
     TOTAL COMPREHENSIVE LOSS                                          -            -                   -                 -

Issuance of common stock for cash                                519,776        5,197           7,630,495                 -
Stock options exercised for cash                                  16,100          161             117,369                 -
Issuance of common stock in lieu of interest payment               7,061           71             132,879                 -
Beneficial conversion feature of convertible debentures                -            -           1,000,000                 -
Stock options granted as compensation                                  -            -              25,000                 -
Stock options granted for services                                     -            -           1,161,462                 -
Shares to be issued to officers for services                           -            -                   -         1,122,973
Purchase of subsidiary for stock                                   8,000           80             119,920                 -
Common stock subject to put                                            -            -                   -                 -
     -                                                        --------------------------------------------------------------
BALANCE - JUNE 30, 1997                                        1,969,443       19,694          35,957,659         1,122,973

COMPREHENSIVE LOSS:
     Net loss of the year                                              -            -                   -                 -
     Foreign currency translation losses net of taxes $ -0-            -            -                   -                 -
     TOTAL COMPREHENSIVE LOSS                                          -            -                   -                 -

Issuance of common stock for cash                              2,013,688       20,137          13,581,739                 -
Stock options exercised for cash                                  16,900          169             123,201                 -
Shares issued to officers for services                            48,259          483           1,122,490        (1,122,973)
Issuance of common stock in lieu of interest payment              60,999          610             448,766                 -
Beneficial conversion feature of convertible debentures                -            -           5,738,149                 -
Early extinguishment of Debt                                           -            -            (396,875)                -
Issuance of common stock for asset purchase                       33,333          333           1,499,664                 -
Common Stock subject to put                                            -            -                   -                 -
                                                              --------------------------------------------------------------
BALANCE - JUNE 30, 1998                                        4,142,622    $  41,426       $  58,074,793       $         -
                                                              ==============================================================



                                                               Accumulated      Other
                                                                 Deficit      Comprehensive     Common Stock        Total
                                                               (Restated)        Loss          Subject to Put    (Restated)
                                                              ---------------------------------------------------------------
BALANCE - July, 1, 1995                                      $ (6,027,336)  $  (436,180)      $           -       $ 6,376,833

COMPREHENSIVE LOSS:
     Net loss of the year                                      (8,266,080)            -                   -        (8,266,080)
     Foreign currency transaction losses net of taxes $ -0-             -      (399,867)                  -          (399,867)


     TOTAL COMPREHENSIVE LOSS                                           -             -                   -        (8,665,947)
Issuance of common stock for cash                                       -             -                   -         5,200,000
Stock options exercised for cash                                        -             -                   -         2,050,000
Stock options granted for services                                      -             -                   -         6,374,468
Public offering expenses                                                -             -                   -          (680,098)
                                                              ---------------------------------------------------------------
BALANCE - June 30, 1996                                       (14,293,416)     (836,047)                  -        10,655,256

COMPREHENSIVE LOSS:
     Net loss of the year                                     (13,685,188)            -                   -       (13,685,188)
     Foreign currency transaction losses net of taxes $ -0-             -      (592,487)                  -          (592,487)

     TOTAL COMPREHENSIVE LOSS                                           -             -                   -       (14,277,675)

Issuance of common stock for cash                                       -             -                   -         7,635,692
Stock options exercised for cash                                        -             -                   -           117,530
Issuance of common stock in lieu of interest payment                    -             -                   -           132,950
Beneficial conversion feature of convertible debentures                 -             -                   -         1,000,000
Stock options granted as compensation                                   -             -                   -            25,000
Stock options granted for services                                      -             -                   -         1,161,462
Shares to be issued to officers for services                            -             -                   -         1,122,973
Purchase of subsidiary for stock                                        -             -                   -           120,000
Common Stock subject to put                                             -             -            (320,000)         (320,000)
                                                              ---------------------------------------------------------------
BALANCE - JUNE 30, 1997                                       (27,978,604)   (1,428,534)           (320,000)        7,373,188

COMPREHENSIVE LOSS:
     Net loss of the year                                     (22,503,109)            -                   -       (22,503,109)
     Foreign currency transaction losses net of taxes $ -0-             -       (47,245)                  -           (47,245)

     TOTAL COMPREHENSIVE LOSS                                           -             -                   -       (22,550,354)

Issuance of common stock for cash                                       -             -                   -        13,601,876
Stock options exercised for cash                                        -             -                   -           123,370
Shares issued to officers for services                                  -             -                   -                 -
Issuance of common stock in lieu of interest payment                    -             -                   -           449,376
Beneficial conversion feature of convertible debentures                 -             -                   -         5,738,149
Early extinguishment of Debt                                            -             -                   -          (396,875)
Issuance of common stock for asset purchase                             -             -                   -         1,499,997
Common Stock subject to put                                             -             -          (1,499,983)       (1,819,985)
                                                              ---------------------------------------------------------------
BALANCE - JUNE 30, 1998                                      $(50,481,713)  $(1,475,779)      $  (1,819,985)      $ 4,338,742
                                                             ================================================================

                                      F 7
       The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The Company was incorporated under the laws of the State of New York on January 2, 1968 under the name CGS Units Incorporated. On June 6, 1994, the Company merged with Direct Marketing Services, Inc. and changed its name to DMS Industries, Inc. In May of 1995 the Company discontinued the operations then being conducted by DMS Industries, Inc. and acquired all of the outstanding securities of SR Medical AG, a Swiss corporation engaged in the business of manufacturing and selling X-ray equipment, components and accessories. On June 5, 1995 the Company changed its name to Swissray International, Inc. The Company's operations are being conducted principally through its wholly owned subsidiaries, SR Medical Holding AG (known as SR Medical AG until renamed in February 1998), the latter's wholly owned subsidiaries, SR Medical AG (known as Teleray AG until renamed in February 1998), a Swiss corporation, Swissray (Deutschland) Roentgentechnik GmbH (formerly known as SR Medical GmbH), a German limited liability company and Teleray Research and Development AG (a Swiss corporation), as well as through the Company's other wholly owned subsidiaries, SR Management AG (formerly SR Finance AG), a Swiss corporation, Swissray Medical Systems, Inc. (formerly Swissray Corporation), a Delaware corporation, Swissray Healthcare, Inc., a Delaware corporation, and Swissray Information Solutions, Inc., a Delaware corporation and Empower, Inc. (whose assets were substantially sold in June 1998), a New York Corporation.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Investments which are recorded on an equity method and have operated at a loss in excess of equity are carried at a zero value. See Note 9 Investments

BUSINESS ACQUISITION

On April 1, 1997, Swissray International, Inc. exchanged 8,000 shares of common stock at the then quoted market price of $120,000 ($15 per share) for all the outstanding shares of Empower, Inc. The consolidated financial statements presented include the accounts of Empower, Inc.(whose assets were substantially sold in June 1998), from April 1, 1997 (date of acquisition) to June 30, 1998. The acquisition has been accounted under the purchase accounting method. The contract requires the Company to repurchase the 8,000 shares of common stock at $40 per share for a period of one year commencing two years from the date of the contract at the option of the former owner of Empower, Inc. On October 17, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Service Support Group, LLC (SSG) located in Gig Harbor,
Washington pursuant to an asset purchase agreement. The acquisition has been accounted under the purchase accounting method. SSG is in the business of selling diagnostic imaging equipment and related services in markets on the West Coast of the United States. The purchase price consisted of (1) cash in the amount of $621,892, (2) 33,333 shares of the Company's common stock, (3) an amount equal to fifty percent of certain accounts receivable net of certain accounts payable and (4) the assumptions of certain other liabilities. As a result of these transactions, the Company recorded goodwill of $1,933,275. The contract requires the Company to repurchase the 33,333 common shares at $45 per share during the period June 30, 1998 to April 17, 1999 at the option of the former owners of SSG.

REVENUE AND INCOME RECOGNITION POLICIES

The Company maintains its records on the accrual basis of accounting. Revenues from the sale of products is recorded when the products are shipped, collection of the purchase price is probable and the Company has no significant further
obligations   to  the  customer.   Cost  of  remaining   insignificant   company
obligations, if any, are accrued as costs of revenue at the time of revenue recognition.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during this period. Actual results could differ from those estimates.

WARRANTY

The company accrues a warranty allowance at the time of sale. The warranty allowance is based upon the companies experience and varies between 0.5 and 2% of the net sales amount.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107 "Disclosures about Fair Value of Financial Instruments" (SFAS 107) requires the disclosure of fair value information about financial instruments whether or not recognized on the balance sheet, for which it is practicable to estimate the value. Where quoted market prices are not readily available, fair values are based on quoted market prices of comparable instruments. The carrying amount of cash and equivalents, accounts receivable and accounts payable approximates fair value because of the short maturity of those instruments.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out (FIFO) method. Inventory costs include material, labor, and overhead.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which are three years for Computers and Telecommunication Equipment, five to ten years for Equipment, Office furniture and Equipment and Office and leasehold improvements and thirty years for Buildings. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements, or the term of the facility lease.

Expenditures for repairs and maintenance are charged to expense as incurred. The cost of major renewals and betterment's are capitalized and depreciated over their useful lives. Upon disposition, the cost and related accumulated depreciation of property and equipment are removed from the accounts and any resulting gain or loss is reflected in operations.

The Company is required to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of Statement of Financial Accounting Standards No.121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and intangibles using projected undiscounted future cash flows and operating income for each subsidiary to determined whether material impairment of these assets exists.

INTANGIBLE ASSETS

Excess of cost over fair value of net assets acquired ("goodwill") resulted from the acquisition of Empower and SSG and is being amortized over ten years from the date of acquisition using the straight-line method. Patents and Trademarks are capitalized and are amortized using the straight-line method over their estimated useful lives (10 year).Debt issuance costs are amortized using the straight-line method over the term of the related debts, which range from two to six months. Periods of amortization are evaluated periodically to determine whether later events and circumstances warrant revised estimates of useful lives. At each balance sheet date, the Company evaluates the recoverability of unamortized goodwill based upon expectations of nondiscounted cash flows and operating income. Impairments, if any, would be recognized in operating results if a permanent diminution in value were to occur.

Capitalization of software development costs begins upon the establishment of technological feasibility of new or enhanced software products. Technological feasibility of a computer software product is established when the Company has completed all planning, designing, coding and testing that is necessary to establish that the software product can be produced to meet design specifications including functions, features and technical performance requirements. All costs incurred prior to establishing technological feasibility of a software product are charged to research and development as incurred. The Company amortizes capitalized software development costs over the related sales on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated remaining economic life of the software products, generally five to eight years.

All  cost  incurred  by  the  Company  in  connection  with   incorporation   of
subsidiaries have been capitalized and are being amortized over a period up to 60 months.

ADVERTISING AND PROMOTION

Advertising and promotion cost are expensed as incurred and included in "Selling Expenses". Advertising and promotion expense for the years ended June 30, 1998, 1997 and 1996 were $ 1,737,935, $ 781,189 and $ 740,044, respectively.

RESEARCH AND DEVELOPMENT

Costs associated with research, new product development, and product cost improvements are treated as expenses when incurred.

CONVERTIBLE DEBT

Convertible debt is recorded as a liability until converted into common stock, at which time it is recorded as equity.

INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

EXPENSES RELATED TO SALES AND ISSUANCE OF SECURITIES

All costs incurred in connection with the sale of the Company's common stock have been capitalized and charged to additional paid-in capital.

NET LOSS PER COMMON SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share", which established new standards for computation of earnings per share. SFAS No. 128 requires the presentation on the face of the income statement of "basic" earnings per share and "diluted" earnings per share.

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of outstanding common shares. The calculation of diluted earnings per share is similar to basic earnings per share except the denominator includes dilutive common stock equivalents such as stock options and convertible debentures. Common stock options and the common shares underlying the convertible debentures are not included for the years ended June 30, 1998 ("Fiscal 1998"), June 30, 1997
("Fiscal 1997") and June 30, 1996 (`Fiscal 1996') as their effect would be anti-dilutive.

ACCOUNTING FOR STOCK OPTIONS

As permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", the Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for the Swissray International, Inc. 1996 Non-Statutory Stock Option Plan and the 1997 Stock Option Plan (the "Stock Option Plans"). Accordingly, no compensation cost has been recognized for options granted under the Stock Option Plans except for $1,186,462 for Fiscal 1997, and $6,374,468 for Fiscal 1996 related to the fair value of services rendered in exchange for options granted to consultants. However, the Company has disclosed in Note 16, Shareholders' Equity the pro forma effects had compensation cost been determined based on the fair value of the options, not including the options for which expense has been previously recognized, at the grant date.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year's financial statements to conform to the June 30, 1998 presentation.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of subsidiaries operating in foreign countries are translated into U.S. dollars using both the exchange rate in effect at the balance sheet date or historical rate, as applicable. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders equity (Accumulated other comprehensive loss), while gains and losses resulting from foreign currency transactions are included in operations.

NEW ACCOUNTING PRONOUNCMENTS

The Company will adopt Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") for the year ended June 30, 1999. SFAS No. 131 requires the Company to report selected information about operating segments in its financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The application of the new pronouncement is not expected to have a material impact on the Company's disclosures.

The Company will adopt Statement of Financial Accounting Standards No. 132 ("SFAS No. 132"),"Employers' Disclosures about Pensions and Other Postretirement Benefits" for the year ended June 30, 1999. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The application of the new pronouncement is not expected to have a material impact on the Company's financial statements.

The Company will adopt Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" for the year ended June 30, 2000. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. The application of the new pronouncement is not expected to have a material impact on the Company's financial statements.

STOCK SPLIT

On October 1, 1998 the Company declared a 1 for 10 reverse stock split. The financial statements for all periods presented have been retroactively adjusted for the stock split.

NOTE 2 - NOTE RECEIVABLE

On June 20, 1996 the Company sold marketable securities for a 5% promissory note in the amount of $962,500 originally due on October 20, 1996 of which $100,000 was paid on December 10, 1996. On January 15, 1997, the Company renegotiated the terms of the unpaid balance. A new note in the amount of $862,500 was renegotiated, with interest at 6% cumulative and payable when the note matures on January 1, 2000. At June 30, 1997, principal payments of $348,857 were received leaving a balance due of $513,643. Interest payments were also paid to June 30, 1997. At June 30, 1998 no payments were received.

NOTE 3 - INVENTORIES

Inventories are summarized by major classification as follows:

                                                         June 30,
                                                 -----------------------
                                                   1998         1997
                                                 ----------   ----------
Raw materials, parts and supplies                $7,047,001   $2,632,256
Work in process                                     160,064      468,204
Finished goods                                      494,080      810,647
                                                 ----------   ----------
                                                 $7,701,145   $3,911,107
                                                 ==========   ==========

NOTE 4  - PREPAID EXPENSES AND SUNDRY RECEIVABLES

Prepaid expenses and sundry receivables consist of the following:

                                                         June 30,
                                                 -----------------------
                                                   1998         1997
                                                 ----------   ----------
Prepaid expenses, deposits and advance payments  $  616,183   $  681,742
Insurance claim for fire damage                     165,655      352,996
Prepaid and refundable taxes                        708,246      888,169
Employee loans                                       11,825       13,231
                                                 ----------   ----------
                                                 $1,501,909   $1,936,138
                                                 ==========   ==========

NOTE 5  - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                         June 30,
                                                 -----------------------
                                                   1998         1997
                                                 ----------   ----------
Land and building                                $4,956,328   $3,022,772
Equipment                                         1,305,092    1,223,572
Office furniture and equipment                      328,258      161,223
Office and leasehold improvements                     1,777      249,160
                                                 ----------   ----------
                                                  6,591,455    4,656,727
Less:  Accumulated depreciation and amortization    581,077      320,110
                                                 ----------   ----------
                                                 $6,010,378   $4,336,617
                                                 ==========   ==========

Depreciation and amortization expense, for property and equipment, for the years ended June 30, 1998, 1997 and 1996 were $1,077,074, $233,040 and $ 103,176, respectively.

NOTE 6   INTANGIBLE ASSETS

Intangible Assets at June 30, 1998 and 1997 consisted of the following

                                                         June 30,
                                                 -----------------------
                                                   1998         1997
                                                 ----------   ----------
Excess of cost over fair value of net assets
 acquired                                        $1,933,275   $  419,837
Licensing                                         4,966,575    4,966.575
Software development cost                           577,210      352,036
Patents and Trademarks                              313,330       260,944
Other                                                 8,385         8,385
                                                 ----------   -----------
                                                  7,798,775     6,007,777
Less:  Accumulated amortization                   1,715,741       970,091
                                                 ----------   -----------
                                                 $6,083,034    $5,037,686
                                                 ==========   ===========

Amortization expense, for Intangible Assets, for the years ended June 30, 1998, 1997 and 1996 were $1,227,719, $ 537,254, and $ 401,472, respectively.

NOTE 7 - ACCOUNTS RECEIVABLE - LONG-TERM

The Company sold merchandise to a customer in 1995. In June 1996,the Company renegotiated payment terms with the customer and agreed that the customer would pay the Company approximately $5,000 to $30,000 per month based on usage of the merchandise for a period of 5 years. The amount due the Company at June 30, 1997 was $240,912 after a provision for doubtful collection in the total amount of $814,178. The balance of the account receivable, totaling $ 124,697 was written during Fiscal 1998.

 NOTE 8 - LICENSING AGREEMENT

The Company entered into a licensing agreement in June of 1995 with an unaffiliated individual. The agreement is for an exclusive field-of-use license within the United States and Canada to use the proprietary information, including the patent rights, for certain technology regarding the integration of computer technology with diagnostic x-ray and radiology medical equipment through digital imaging systems. The agreement required a fee of $5,000,000 consisting of $1,200,000 in cash and 66,000 shares of the Company's common stock. The cash payment requirement consisted of $900,000 upon the signing of the agreement and the $300,000 balance due on December 31, 1996. The fee has been discounted at 7.5% for imputed interest of $33,425 resulting in a net capitalized cost of $4,966,575. This agreement is for an indefinite term or until all of the proprietary information becomes public knowledge and the patent rights expire.

The Licensing Agreement is amortized over the related sales on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the estimated remaining economic life, generally ten years. At each balance sheet date, the Company evaluates the recoverability of the unamortized License Fee based upon expectations of nondiscounted cash flows and operating income of its US-Operation. Impairments, if any, would be recognized in operating results if a permanent diminution in value were to occur.

NOTE 9 - INVESTMENTS

The Company has made various investments which are recorded on the equity method. These entities have operated at a loss in excess of equity, and therefore, the Company is carrying these investments as follows:

                                         June 30, 1998                June 30, 1997
                                      -------------------   -------------------------------
                                      Ownership              Carrying              Carrying
                                          %         Cost      Value       Cost       Value
                                      ---------   -------   ---------   -------   --------

Swissray SR Medical GmbH, Willich         34%   $ 16,892   $     -     $ 16,892   $    -
Swissray Medical, s.r.o., Bratislava      34%      6,757         -        6,757        -
Swissray Medical, s.r.o., Brno            34%      6,757         -        6,757        -
Teleray s.r.o., Willich                   49%     38,403         -       38,403        -
Teleray s.r.o., Brno                      34%      6,757         -        6,757        -
Digitec GmbH, Neuss                       20%     59,641         -       59,641        -
                                                 -------    ---------   -------   --------
Total                                           $135,207   $     -     $135,207   $    -
                                                 =======    =========   =======   ========

NOTE 10 - NOTES PAYABLE - BANKS

The Company has negotiated a revolving line-of-credit agreement with Migros Bank of Switzerland, dated March 23, 1998, for up to $1,314,924. The company has also negotiated an agreement for up to $1,314,924 for the issuance of guarantees and letter of credit, both with a commission of 15 % per $ 1,000,000, quarterly while outstanding. There were $ 971,644 outstanding guarantees and $ -0- of letter of credits as of June 30, 1998 The Company also negotiated a fixed line of credit for up to $2,630,000. All lines of credit are based on the Exchange rate in effect on June 30, 1998. The Company had negotiated a line-of-credit agreement with the Union Bank of Switzerland dated July 16, 1996 for borrowing availability up to $ 376,310 in excess of cash balances on deposit with the bank, based on the exchange rate in effect on June 30, 1997. As of October 31,

1997, the bank reduced the line of credit to the cash balances on deposit with the bank.

The Company had negotiated a line-of-credit agreement with the Swiss Bank. Corporation for up to $1,505,240, based on the exchange rate in effect on June 30, 1997. This line of credit was terminated during Fiscal 1998.

The Company had negotiated a line-of-credit agreement with Cantonal Bank of Lucerne for up to $ 1,368,400, based on the exchange rate in effect on June 30, 1997. The line of credit was terminated during Fiscal 1998.

Empower, Inc., a subsidiary, had negotiated a line-of-credit agreement with the State Bank of Long Island dated October 21, 1996 with a maximum borrowing base of $450,000 as of June 30, 1997. The maximum borrowing base was reduced by $25,000 per quarter beginning January 1, 1997. The full line of credit was terminated during Fiscal 1998.

Notes payable are summarized as follows:

                                                         June 30,
                                                 -----------------------
                                                    1998         1997
                                                 ----------   ----------
Migros Bank revolving line of credit, due on
demand, with interest at 4.75% per
annum, collateralized by certain accounts
receivable                                      $  408,786   $         -

Migros  Bank,  on demand with six week notice,
with  interest at 4 % per annum,
collateralized by land and building              2,630,000             -

Union  Bank of  Switzerland,  due on  demand,
with  interest  at 8% per  annum,
collateralized  by the cash on deposit at
Union Bank of Switzerland  and certain
accounts  receivable.  Cash balances on
deposit at Union Bank of  Switzerland at
June 30, 1998 and 1997 were $627,625 and
$2,805,747, respectively                           512,305     1,421,075

Swiss Bank Corporation, due on demand, with
interest  at 5.25% per annum, collaterized by
the cash on deposit at Swiss Bank Corporation
and accounts receivable of $ -0- and $ 853,065
as of June 30, 1998 and 1997, respectively.
Cash balances on deposit at Swiss Bank
Corporation at June 30, 1997 were $106,007               -       695,231

State Bank of Long  Island,  due on demand,
with  interest at prime plus 2.25%, (prime
rate as June 30, 1997 was 8.5.%) collateralized
by the assets of Empower, Inc. and guaranteed by
the Company Total assets of Empower, Inc. were
$1,983,502 at June 30, 1997                              -       350,000

Cantonal Bank of Lucerne,  on demand with three
months notice,  with interest at 5.25% payable
quarterly, collateralized by land and building           -     1,368,400
                                                 ----------   ----------
                                                $3,551,091   $ 3,834,706
                                                 ==========   ==========

NOTE 11 - LOAN PAYABLE

The Company has negotiated a 5% demand loan from a private foundation fund. The loan balance payable at June 30, 1998 and 1997 was $125,029 and $133,008 respectively. Interest expenses for the years ended June 30, 1998, 1997 and 1996 were $3,223, $16,258 and $ -0-, respectively.

NOTE 12 - DUE FROM STOCKHOLDERS

The Company made unsecured advances to its former Chairman of the Board of Directors (a principal stockholder) during the year ended June 30, 1997 requiring interest at 6% per annum. The balance at June 30, 1997 was $69,587 and by June 30, 1998 had been repaid. Interest charged to the stockholder for the year ended June 30, 1997 was $3,460. No interest had been charged to the stockholder for the year ended June 30, 1998 because repayment took place on July 1, 1997.

NOTE 13 - DUE TO STOCKHOLDERS AND OFFICERS

In June 1997, the President of the Company (a principal stockholder) made non-interest bearing advances to the Company in the amount of $5,862. The amount of the non-interest-bearing advance for June 30, 1998 was $2,207. Prior to the acquisition of Empower, Inc., the president of Empower, Inc. advanced that company funds for operating expenses at 8.25% interest. As part of the acquisition, the Company agreed to continue to pay this obligation. The balance due the stockholder of the Company at June 30, 1997 was $112,013 including unpaid interest of $25,695. Interest payable to the stockholder for the period from April 1, 1997 (date of acquisition) to June 30, 1997 was $2,315. The whole amount was repaid during Fiscal 1998. The balance at June 30, 1998 was $0.

An officer of Swissray Corporation made non-interest bearing advances to the subsidiary for operating expenses during 1997. The balance due at June 30, 1997 was $21,951. The amount was repaid and the balance was $0 at June 30, 1998.

Pursuant to agreements between the President of the Company and the Company, dated as of December 1996 and June 1997, the Company incurred additional compensation to the officer payable as 48,259 shares with a fair value of $1,122,973. The compensation was in consideration of the officer's agreement for the cancellation of 1,608,633 shares of common stock held by the officer or companies controlled by him which allowed the Company to maintain a sufficient number of shares of common stock to meet certain obligations of the Company to issue common stock and to permit certain financings prior to the increase in the number of authorized shares of common stock from 15,000,000 to 30,000,000 shares. The shares were issued by the Company on July 22, 1997 and at June 30. 1997 are recorded as "Common Stock to be Issued to Officer" in the equity section of the balance sheet.

NOTE 14 - CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

                                                         June 30,
                                                ------------------------
                                                    1998         1997
                                                ----------   ----------
Convertible debenture dated April 28, 1997
and due April 28, 1998 with interest at 6%
per annum. The principle shall be convertible
into common shares one year from the issue
date of the note at the greater of eighty
(80%) percent of bid price or $2.50 per share
on the date of conversion. Interest due on the
note shall similarly be paid in common stock
at the time of conversion                      $         0   $ 2,000,000


Convertible  debenture  dated May 15, 1997
and due May 15, 2000 with interest at 6% per
annum. The debentures are convertible into
common shares at a price equal to eighty
(80%) of the average  closing bid price for
the five (5) trading days preceding the date
of conversion.  One-half of the debentures
are convertible at the earlier of a
registration effective date or August 7, 1997.           0     2,000,000
The remainder are convertible 30 days
thereafter. Any debenture not so converted is
subject to mandatory conversion on May 15,
2000 Debt issuance cost was $327,310,
beneficial conversion feature was $500,000               0     2,000,000

Convertible debenture dated June 13, 1997 and
due June 13, 2000 with interest at 6% per
annum. The debentures are convertible into
common shares at a price equal to eighty
(80%) of the average  closing bid price for
the five (5) trading days preceding the date
of conversion.  One-half of the debentures
are convertible at the earlier  of a
registration  effective  date or September 13,
1997. The remainder are convertible 30 days
thereafter. Any debenture not so converted is
subject to mandatory conversion on June 13,
2000. Debt issuance cost was $308,575,
beneficial conversion feature was $500,000               0     2,000,000

Convertible debenture dated December 11, 1997
and due December 11, 1999 with interest at 8% per annum. The debentures are convertible into common shares at a price equal to seventy five
(75%) of the average closing bid price for the five (5) trading days preceding the date of conversion. Twenty five percent (25%) of the debentures are convertible at the earlier of a registration effective date or March 21, 1998.
Additionally twenty five percent (25%) of the debentures are convertible at the earlier of 30 days after the effective date of the Registration Statement or April 20, 1998.
Additionally twenty five percent (25%) of the

                                      F-18

debentures are  convertible at the earlier of
60 days after the effective date of the
Registration  Statement or May 20, 1998. The
remaining  twenty five percent (25%) are
convertible at the earlier of 90 days after the
effective date of the Registration Statement or
June 20, 1998. Any debenture not so converted
is subject to mandatory conversion on December
11, 1999. Debt issuance cost was $690,000,
beneficial conversion feature was $1,949,428       145,969             0

Convertible  debenture dated March 14, 1998 and
due March 14, 2000 with interest at 6% per
annum. The debentures are convertible  into
common shares at a price equal to eighty (80%)
of the average  closing bid price for the ten
(10) trading days preceding the date of
conversion. All of the debentures are
convertible at the earlier of a registration
effective date or May 14, 1998. Any debenture
not so converted is subject to  mandatory
conversion  on March 14, 2000 On July 21, 1998
and  August 13,  1998 a total of  $1,500,000
was converted into 484,254 shares.  On August
31, 1998 the amount of $3,000,000 was
refinanced (See Note 25 - Subsequent Events)
Debt issuance cost was $615,000, beneficial
conversion feature was $857,500                  5,500,000             0

Convertible debenture dated June 15, 1998 and
due June 15, 2000 with interest at 6% per annum.
The debentures are convertible into common
shares at a price equal to eighty  (80%) of the
average  closing bid price for the ten (10)
trading days preceding the date of conversion.
All of the debentures are  convertible at the
earlier of a registration effective date or
August 15, 1998 Any debenture not so converted
is subject to mandatory conversion on June 15,
2000. Debt issuance cost was $240,000,
beneficial conversion feature was $420,436       2,000,000             0
                                                -----------    -----------
                                                7,645,969      6,000,000
Less discount due to beneficial conversion
features,  net of accumulated amortization
of $105,109 and $310,559 respectively            (315,327)      (689,441)
                                                -----------    -----------

                                               $7,330,642    $ 5,310,559
                                                ===========    ===========

The Company is currently in violation of certain covenants in their debenture agreements. Such covenants have been waived by the holders.

NOTE 15 - LONG-TERM DEBT

Long-term debt consists of the following:

                                                         June 30,
                                                -------------------------
                                                    1998         1997
                                                ---------      ----------
Note payable - Edward Coyne, in weekly
installments of $817, including principal
and interest at 8% per annum, maturing on
October 9, 2002                                  $153,603        $182,617

Note payable - Thatcher  Company of New York,
in monthly installments of $855, including
interest at 10.25% per annum,  maturing on
October 3, 2001, collateralized by various
x-ray chemical mixing machines. The full note
was assumed by the purchaser of Empower during
Fiscal 1998                                             -          35,623

Note  payable  - Union  Bank  of  Switzerland,
related to the acquisition of equipment sold to
a customer (see Accounts Receivable-Long-Term),
in monthly installments of $12,589 With imputed
interest at 6.0% per annum, maturing on
September 30, 2000                                335,062         450,417

Capitalized leases related to the acquisition of
various computer and office equipment in payable
monthly installments over periods ranging up to
June 4, 2001 with interest imputed at rates
ranging from 9.1% to 28.3%. These leases are
collaterlized by the specific equipment            13,377          30,747

Note payable - Dr. Zeman-Wiegand Helga, due on
demand, requires interest only payments at 7% per
annum with no current amortization required. The
note was repaid during Fiscal 1998                      -          68,420

Capitalized leases related to the acquisition of
various computer and office equipment in monthly
installments  over  periods  ranging up to April
2001 with interest imputed at rates ranging from
18% - 21%. These leases are collaterlized by the
specific equipment                                172,378               -
                                                ---------      ----------
                                                  674,420         767,824
Less:  Current portion                           (233,746)       (243,135)
                                                ---------      ----------
                                                 $440,674        $524,689
                                                =========      ==========

The aggregate long-term debt principal payment are as follows:

                                        Years Ending
                                           June 30,
                                        ------------
                                           1999           $233,746
                                           2000            247,275
                                           2001            142,154
                                           2002             40,006
                                           2003             11,239
                                                          --------
                                                          $674,420
                                                          ========

NOTE 16 - SHAREHOLDERS' EQUITY

Authorized Shares

On March 12, 1997, the Company amended its certificate of incorporation to change the number of authorized common shares from 15,000,000 to 30,000,000 of $.01 par value common shares. On December 26, 1997, the Company amended its certificate of incorporation to change the number of authorized common shares from 30,000,000 to 50,000,000 of $.01 par value common shares.

The Company's outstanding shares of common stock of $.01 par value at June 30, 1998 and 1997 were 4,142,622 and 1,969,443, respectively.

Common Stock

The Company issued 2,030,588 shares for $13,725,246 for the year ended June 30, 1998 (including 16,900 shares for $123,370 issued under stock option plan) and 535,876 shares for $7,753,222 (including 16,100 shares for $117,530 issued under stock option plan) for the year ended June 30, 1997 and 215,000 shares for $7,250,000 (includes 105,000 shares for $2,050,000 issued under stock option plan) for the year ended June 30, 1996.

Stock Option

The Stock Option Plans provide for the grant of options to officers, directors, employees and consultants. Options may be either incentive stock options or non-qualified stock options, except that only employees may be granted incentive stock options. The maximum number of shares of Common Stock with respect to which options may be granted under the Stock Option Plans is 500,000 shares. Options vest at the discretion of the Board of Directors. All options granted in 1997 and 1996 vested immediately. The maximum term of an option is ten years. The 1996 Stock Option Plan will terminate in January, 2006, though options granted prior to termination may expire after that date. The 1997 Stock Option Plan will terminate at the discretion of the Board of Directors. In Fiscal 1998, there were no grants or vesting of stock options. In Fiscal 1997 and 1996, had compensation cost for the Stock Option Plans been determined based on the fair value at the grant dates for awards under the Stock Option Plans, except for grants to consultants for which compensation expense has been recognized consistent with the method of SFAS No. 123, as discussed in Note 1, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                                 Fiscal 1997                Fiscal 1996
                                               -----------------------   ------------------------
                                                As        Pro            As          Pro
                                             Reported    Forma        Reported      Forma
                                            ---------  ---------      ---------   ---------
Net loss (in thousands)                    $ (13,685) $ (13,959)      $ (8,266)   $ (8,365)
Basic and diluted
 net loss per share                        $    8.65) $   (8.82)      $  (6.37)   $  (6.45)

The fair value of each option  grant is estimated on the date of grant using the
Black  Scholes   option-pricing  method  with  the  following  weighted  average assumptions used for grants.

                                                   1997       1996
                                                 -------      -------
Dividend yield                                         0%         0%
Expected volatility                                 61.6%      23.1%
Risk-free interest rate                             6.25%      6.25%
Expected lives, in years                                1         1

A summary of the weighted-average fair market values and weighted-average exercise prices, both as of the date of grant, is presented below. No options were granted in Fiscal year 1998.


                                                    1997                       1996
                                           ---------------------      -------------------
                                           Weighted   Weighted         Weighted  Weighted
                                            Average    Average          Average   Average
                                              Fair     Exercise          Fair    Exercise
                                             Value      Price           Value     Price
                                          ---------     -------        --------  --------
Options granted above fair value          $     -       $    -         $ 7.20    $48.90
Options granted below fair value          $ 22.80       $ 7.60         $29.20    $21.60

A summary of the status of the Stock Option Plans at June 30, 1998, 1997 and 1996 and the changes during the years then ended is presented below:

                                                          1998                          1997                       1996
                                                ------------------------      ----------------------     -----------------------
                                                 Weighted                      Weighted                   Weighted
                                                  Shares       Average          Shares       Average       Shares        Average
                                                Underlying    Exercise        Underlying     Exercise    Underlying      Exercise
                                                  Options       Price           Options       Price        Options         Price
                                                ----------    --------        ---------       --------     -------        --------
Outstanding at beginning of year                318,000      $  23.40         238,500         $  25.20           0        $      -
Granted                                               -      $      -          79,500         $  17.80     238,500        $  25.20
Exercised                                       (16,900)     $   7.30               -         $      -           -        $      -
Outstanding at end of year                      301,100      $  24.30         318,000         $  23.40     238,500        $  25.20
                                                =======        ======         =======           ======     =======           =====
 Exercisable at end of year                     301,100      $  24.30         318,000         $  23.40     238,500        $  25.20
                                                =======       =======         =======           ======     =======           =====

The following table summarizes information about stock options under the Stock Option Plans at June 30, 1998:

                   Options Outstanding                       Options Exercisable
                 -----------------------                     -------------------
                                Weighted
                                 Average      Weighted                     Weighted
                                Remaining      Average                      Average
   Range of         Number     Contractual    Exercise         Number     Exercisable
Exercise Price     Outstanding    Life          Price        Exercisable     Price
----------------   ----------- -----------    ---------      ------------  -----------
$ 7.30 - $ 10.00    40,100          8.4       $   8.00        40,100        $   8.00
$20.00 - $ 40.00   227,500          7.8       $  22.10       227,500        $  22.10
$47.50 - $ 65.00    33,500          7.5       $  58.70        33,500        $  58.70
                   -------                                   -------
                   301,100                                   301,100
                   =======                                   =======

NOTE 17 - DEFINED CONTRIBUTION PLANS

The Swiss and German Subsidiaries, mandated by government regulations, are required to contribute approximately five (5%) percent of all eligible, as defined, employees' salaries into a government pension plan. The subsidiaries also contribute approximately five (5%) percent of eligible employee salaries into a private pension plan. Total contributions charged to operations for the years ended June 30, 1998, 1997 and 1996, were $ 347,854, $274,009 and $198,722, respectively.

Effective March 1, 1992, Empower, Inc., a U.S. subsidiary, adopted a qualified 401(k) retirement plan for the benefit of all its employees. Under the plan, employees can contribute and defer taxes on compensation contributed. The subsidiary matches, within prescribed limits, the contributions of the employees. The subsidiary also has the option to make an additional contribution to the plan. The subsidiary's contribution to the plan for the period April 1, 1997 (date of acquisition) to June 30, 1998 and 1997 was $ 10,260 and $4,185, respectively.

Effective April 3, 1992, Empower, Inc., a U.S. subsidiary, adopted a "Section 125" employee benefits plan, which is also referred to as a "Cafeteria" plan. The subsidiary pays for approximately 85% of the employees' health coverage and the employee pays approximately 15% of the cost of coverage. With the implementation of the Cafeteria plan, the employees' payments for coverage are on a pre-tax basis. A new employee has only a ninety (90) day waiting period before he or she becomes eligible to participate in the group insurance plan and the Cafeteria plan.

NOTE 18 - OTHER INCOME (EXPENSES)

                                                        Year Ended June 30,
                                            ---------------------------------------------
                                              1998              1997              1996
                                            ----------        ----------        ----------
Interest income                             $   58,902       $   68,950        $  131,166
Interest income - stockholder and officer            -            4,351            12,530
Foreign currency income                        (87,148)         484,846           377,587
Miscellaneous income                            60,648            6,833               512
Loss from investments                                -         (246,217)                -
Loss on sale of certain asset and Liabilities  313,629                -                 -
Licensing income                                     -                -           482,138
                                            ----------        ----------        ----------

TOTAL OTHER INCOME (EXPENSES)               $ (281,227)      $  318,763        $1,003,933
                                            ==========        ==========        ==========

NOTE 19 - INCOME TAXES

Deferred income tax assets as of June 30, 1998 of $9,500,000 as a result of net operating losses, have been fully offset by valuation allowances. The valuation allowances have been established equal to the full amounts of the deferred tax assets, as the Company is not assured that it is more likely than not that these benefits will be realized.

A reconciliation between the statutory United States corporate income tax rate (34%) and the effective income tax rates based on continuing operations is as follows:

                                                        Year Ended June 30,
                                            -------------------------------------------------
                                                 1998               1997               1996
                                              -----------        -----------        -----------
Statutory federal income tax (benefit)        $(7,754,000)       $(4,101,913)       $(3,077,078)
Foreign income tax (benefit) in
  excess of domestic rate                         543,000            509,203           (325,715)
Benefit not recognized on operating loss        5,111,000          2,816,057          3,038,145
Permanent, timing and other differences         2,100,000            886,886                  -
                                              -----------        -----------        -----------

                                              $         0        $   110,223        $  (364,648)
                                              ===========        ===========        ===========

Net operating loss carryforwards at June 30, 1998 were approximately as follows:

United States (expiring through June 30, 2013)               $15,200,000
Switzerland (expiring through June 30, 2008)                  15,600,000
                                                             -----------
                                                             $30,800,000
                                                             ===========

The income tax related to the extraordinary gain on sale of marketable securities was approximately $343,000 for the year ended June 30, 1996.

No income tax benefit has been recognized related to the extraordinary loss incurred as a result of fire damage or the year ended June 30, 1997.

NOTE 20 - EXTRAORDINARY ITEMS

In June of 1996, the Company sold marketable securities for $962,500, at a cost of $200,000, resulting in an extraordinary gain of $419,500 ($ 0.32 per share), net of income taxes of approximately $343,000.

On April 12, 1997, the Company sustained significant fire damage at a leased production and office facility in Hochdorf, Switzerland, resulting in an extraordinary loss, net of insurance proceeds, of $387,514 ($ 0.24) per share), net of income taxes of $-0-.

On July 31, 1997 the Company refinanced Convertible debentures issued in May and June 1997. A gain on extinguishment of debt of $154,212 resulted from that transaction net of income taxes of $-0-.

In December, 1997 the Company refinanced part of the Convertible debentures issued in August 1997. A gain on extinguishment of debt of $150,711 resulted from that transaction net of income taxes of $-0-.

Note 21  SIGNIFICANT CUSTOMER AND CONCENTRATION OF CREDIT RISK

The company sells its products to various customers primarily in Europe and USA. The company performs ongoing credit evaluations on its customers and generally does not require collateral. Export sales are usually made under letter of credit agreements. The company establishes reserves for expected credit losses and such losses, in the aggregate, have not exceeded management's expectations.

The company maintains its cash balances with major Swiss, United States and German financial institutions. Funds on deposit with financial institutions in the United States are insured by the Federal Deposits Insurance Corporation ("FDIC) up to $ 100,000.

During the years ended June 30, 1998. 1997 and 1996 there were sales to four customers that exceeded 10% of net consolidated sales. Sales to these customers were: 1998 customer A, $ 0 (0%), customer B $7,647,354 (33%), customer C $0 (0%)
and customer D $1,209,390 (5%); 1997 customer A , $0 (0%), customer B $1,899,084
(14%)  customer  C $0 (0%) and  customer D  $2,389,613  (18%);  1996  customer A
$1,603,631 (15%),  customer B $1,505,954 (14%),  customer C $1,390,308 (13%) and customer D $0 (0%) The company operates in a single industry segment, providing x-ray medical equipment.

The Company derives all of its revenues from its subsidiaries located in the United States, Switzerland and Germany. Sales by geographic areas for the years ended June 30, 1998, 1997 and 1996 were as follows:.

                                       1998           1997          1996
                                   ------------   -----------   -----------
         United States             $ 9,127,569    $ 2,000,608   $         0
         Switzerland                12,851,115      2,184,161     2,002,374
         Germany                       914,294      1,393,072     4,976,503
         Other export sales                  -      7,573,860     3,920,345
                                   -----------    ------------  ------------
         Total                     $22,892,978    $13,151,701   $10,899,222
                                   ===========    ============  ============


The following summarizes identifiable assets by geographic area:


                                     June 30,
                                       1998           1997          1996
                                   ------------   -----------   ------------
         United States             $  8,075,151  $  2,008,307    $         -
         Switzerland                 17,454,379    22,031,388     18,129,362
         Germany                        385,067       748,539        664,076
                                   ------------    ------------- -----------
                                   $ 25,914,597  $ 24,788,234    $18,793,438
                                   ============    ==========    ===========

The following summarizes operating losses before provision for income tax:

                                     June 30,
                                       1998           1997          1996
                                    ------------  -----------   ------------
         United States             $(13,962,842) $   (175,254)   $         -
         Switzerland                 (8,803,842)  (12,678,800)    (8,986,555)
         Germany                        (42,184)     (333,397)       (63,673)
                                    ------------  -----------   ------------
                                   $(22,808,032) $(13,187,451)   $(9,050,228)
                                    ===========    ==========   ============

NOTE 22 - COMMITMENTS

The Company leases various facilities and vehicles under operating lease agreements expiring through September 2003. The company has excluded all vehicle leases in its presentation because they are deemed to be immaterial. The facilities lease agreements provide for a base monthly payment of $22,285 per month. Rent expense for the years ended June 30, 1998, 1997 and 1996 was $324,726, $ 297,926 and $ 242,658 respectively Future minimum annual lease payments, based on the exchange rate in effect on June 30, 1998, under the facilities lease agreements are as follows: 1999 $267,422, 2000 $173,549, 2001 $162,526, 2002 $166,995, 2003 $137,994, Thereafter $0

On January 1, 1996, the Company entered into a long term purchase agreement with a major vendor to supply the camera module for a product the Company sells. At June 30, 1998, future minimum payments under this contract, which is cancelable with four months notice, are as follows: 1999 $ 7,717,921. The Company's total purchases under this agreement was for the year ended June 30, 1998 $1,685,611 respectively for the year ended June 30, 1997 $ 1,534,646.--. Due to a change of the production plant of its vendor from Europe to the USA this contract is presently in process to be renegotiated. The company believes that the outcome of this renegotiations will have a positive impact to lower the existing commitments into the future.

The Company has employment agreements with six of its executives. Minimum compensation under these agreements are as follows:

         Year Ended
         ----------
         June 30, 1999              $   963,000
         June 30, 2000                  843,000
         June 30, 2001                  500,000
         June 30, 2002                  273,000
         June 30, 2003                  147,000
                                      ----------
                                    $ 2,726,000
                                      ==========

NOTE 23 - LITIGATION

     In October 1997, the Registrant and Swissray Healthcare, Inc. were served with a complaint by a company engaged in the business of providing services related to imaging equipment alleging that defendant received benefits from breach of fiduciary duties and contract obligations and misappropriation of trade secrets by certain former employees of such competitor. Such company also obtained a temporary restraining order against the Registrant and Swissray Healthcare, Inc. On November 10, 1997, the Court denied a Motion for a preliminary injunction and the temporary restraining order was vacated. On December 1, 1997 and January 30, 1998 the Registrant answered the Complaint and Amended Complaint respectively by denying the allegations contained therein. The Plaintiff in such action (on December 2, 1997) filed a Motion to reargue and renew its prior denied Motion for a Preliminary Injunction and such Motion was (by Order and Decision dated June 17, 1998) denied. The Company denied the allegations, vigorously defended the litigation and thereafter settled such litigation and all outstanding matters with respect thereto for $60,000 in July 1998.

Dispute with Gary J. Durday ("Durday"), Kenneth R. Montler ("Montler") and Michael E. Harle ("Harle"). On July 17, 1998, two legal proceedings were commenced by Swissray, and two of its subsidiaries against Durday, Montler and Harle. Harle and Montler are former Chief Executive Officers of Swissray Medical Systems Inc. and Swissray Healthcare Inc., respectively, and Durday is the former Chief Financial Officer of both of those companies. Each of them was employed pursuant to an Employment Agreement dated October 17, 1997. In addition these three individuals were owners of a company by the name of Service Support Group LLC ("SSG"), the assets of which were sold to Swissray Medical Systems Inc. pursuant to an Asset Purchased Agreement dated as of October 17, 1997.

whereby Messrs. Durday, Montler and Harle received, among other consideration 33,333 shares of the Company's common stock, together with a put option entitling these individuals to require Swissray to purchase any or all of such shares at a purchase price equal to $ 45.00 per share (on or after June 30, 1998 and until April 16, 1999, subject to certain adjustments set forth in the Asset Purchase Agreement).

On July 17, 1998, Swissray and its subsidiaries, Swissray Medical Systems Inc. and Swissray Healthcare Inc. commenced an arbitration proceeding before the American Arbitration Association in Seattle, Washington (Case No. 75 489 00196
98) alleging that Messrs. Durday, Montler and Harle fraudulently induced Swissray and its subsidiaries to enter into the above referenced Asset Purchase Agreement and otherwise breached that Agreement. The relief sought in the arbitration proceeding is the recovery of damages suffered as a result of this alleged wrongful conduct and a rescission of the put option provided for in the Asset Purchase Agreement. Messrs. Durday, Montler and Harle responded to the allegations made in the arbitration proceeding and asserted counterclaims against Swissray and its subsidiaries claiming a breach by them of their obligations under the Asset Purchase Agreement and other relief.

The current status with respect to this matter is that an arbitration has been selected, but no date has yet been set for a hearing.

In addition to the above referenced arbitration proceeding, Swissray and its subsidiaries commenced an action against Messres Durday, Montler and Harle in the Supreme Court of the State of New York, County of New York (Index 603512/98), alleging that these individuals breached the obligations undertaken by them in their respective Employment Agreements. Messrs. Durday Montler and Harle have removed this action to the United States District Court for the Southern District of New York (File No. 98 Civ. 5895; Judge McKenna), where it is now pending. Counsel for Messrs. Durday, Montler and Harle have since acknowledged that the action was improperly removed to federal court and have agreed to remand that action to the Supreme Court of the State of New York, County of New York. Counsel for Messrs. Durday, Montler and Harle have also indicated that it is their intention to attempt to dismiss or stay the New York action in order to have the issues raised in the action consolidated with the issues to be determined in the American Arbitration Association proceeding, but no formal action has been taken in that regard.

While the above may be considered to be in its early stage of litigation or arbitration as indicated, it is the Company's management's intention to contest each of these matters vigorously since Swissray believes that its claims are meritorious, and that it has meritorious defenses to the claims asserted against them.

NOTE 24 - RESTRUCTURING

During the year ended June 30, 1998 the Company recorded restructuring charges of $500,000, as a result of its decision to relocate two facilities. The charges consist primarily of the present value of the remaining lease obligations of those facilities.

NOTE 25 - SUBSEQUENT EVENTS

On August 31, 1998 the Company issued $3,832,849 aggregate principal amount of 5% convertible debentures (the "Convertible Debentures") including a 25% premium and accrued interest, convertible into Common Stock of the Company. The Company did not receive any cash proceeds from the offering of the Convertible Debentures. The full amount was paid by investors to holders of the Company's
Convertible Debentures issued on March 14, 1998 holding $3,000,000 of such Convertible Debentures as repayment in full of the Company's obligations under such Convertible Debentures. During the same period the Company issued $2,311,000 aggregate principal amount of 5% Convertible Debentures, convertible into Common Stock of the Company. After deducting fees, commissions and escrow fees in the aggregate amount of $311,000 the Company received a net amount of $2,000,000. The face amount of both Convertible Debentures are convertible into shares of Common Stock of the Company commencing March 1, 1998 at a conversion price equal to the lesser of 82% of the average closing bid price for the ten trading days preceding the date of the conversion or $1.00. Any Convertible Debentures not so converted are subject to mandatory conversion by the Company on the 24th monthly anniversary of the date of issuance of the Convertible Debentures.

Subsequent to the closing of the Company's June 30, 1998 fiscal year, the Company held a Special Meeting of Stockholders on August 31, 1998, at which time Company stockholders were asked to consider and act upon proposals to (1) reverse stock split the currently issued and outstanding shares of Company Common Stock on the basis of no less than 1 : 4 and no greater than 1 for 10; the exact number, (if any) within such parameter to be determined by the Board of Directors in its discretion and (2) authorize the creation of a class of Preferred Stock. The number of shares of Common Stock voted at the Special Meeting approximated 75 % of all issued and outstanding securities as of the record date and approximately 88 % of those shares voted in favor of the aforesaid reverse stock split proposal (while the Company did not receive a sufficient number of affirmative votes for the creation of a class of Preferred Stock).

On October 6, 1998 the Company issued $2,940,000 aggregate principal amount of 5% convertible debentures (the "Convertible Debentures") including $540,000 repurchase of stock, convertible into Common Stock of the Company. After deducting fees, commissions and escrow fees in the aggregate amount of $300,000 the Company received a net amount of $2,100,000. The face amount of the Convertible Debentures is convertible into shares of Common Stock of the Company any time after the closing date at a conversion price equal to the lesser of 82% of the average closing bid price for the ten trading days preceding the date of the conversion or $1.00. Any Convertible Debentures not so converted are subject to mandatory conversion by the Company on the 24th monthly anniversary of the date of issuance of the Convertible Debentures.

NOTE 26 - RESTATEMENT

The accompanying financial statements have been restated to properly record the accounting treatment of certain beneficial conversion features and debt issuance costs of convertible debentures issued during the year ended June 30, 1997, the accounting for the value of stock options granted during the years ended June 30, 1997 and 1996, and the accounting for the value of common stock to be issued to an officer as additional compensation during the year ended June 30, 1997.

The effect of such restatements on the Company's 1997 and 1996 financial statements follow:

                                                            1997                                    1996
                                           --------------------------------------    -------------------------------------
                                              As                          As            As                          As
                                           Reported      Adjustments    Restated     Reported    Adjustments     Restated
                                           ----------  -------------   ---------    ---------   --------------  ---------
Balance Sheet Adjustments
 Assets                                    $24,352,915  $  435,319      $24,788,234  $18,793,438  $        -     $18,793,438
 Liabilities                                17,784,487    (689,441)      17,095,046    8,138,182           -       8,138,182
 Stockholders' equity                        6,568,428   1,124,760        7,693,188   10,655,256           -      10,655,256

Statement of Operations
 Adjustments
  Operating expenses                       $15,165,898  $2,284,435      $17,450,333  $ 8,591,679  $6,374,468     $14,966,147
  Other income (expenses)                       67,720    (511,125)        (443,405)     810,003           -         810,003
  Loss from operations                     (10,502,114) (2,795,560)     (13,297,674)  (2,311,112) (6,374,468)     (8,685,580)
  Net loss                                 (10,889,628) (2,795,560)     (13,685,188)  (1,891,612) (6,374,468)     (8,266,080)

  Net loss per common share basic          $      (.69) $     (.17)     $      (.86) $      (.15) $     (.49)    $      (.64)

Stockholders' equity has been restated to reflect the following:

                                                      Additional           Accumulated
                                                      Paid-in Capital        Deficit
                                                      ---------------      --------------

As originally reported, June 30, 1996                 $19,268,400          $ (7,918,948)
Value of stock options granted                          6,374,468            (6,374,468)
                                                      --------------       --------------
As restated, June 30, 1996                            $25,642,868          $(14,293,416)
                                                      ==============       ==============
As originally reported, June 30, 1997                 $26,608,594          $(18,808,576)
Effect of 1996 restatement                              6,374,468            (6,374,468)
                                                      --------------       --------------
                                                       32,983,062           (25,183,044)
Beneficial conversion feature                           1,000,000              (310,559)
Debt issuance cost                                        635,885              (200,566)
Value of stock options granted                          1,161,462            (1,161,462)
Value of common stock to be issued                              -            (1,122,973)
                                                      --------------       --------------
                                                      $35,780,409          $(27,978,604)
                                                      ==============       ==============


NOTE 27 - UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

The following unaudited proforma condensed combined statements of operations for the years ended June 30, 1998 and 1997 give retroactive effect of the acquisition of Empower, Inc. on April 1, 1997 and SSG on October 17, 1997, which has been accounted for as a purchase. The unaudited proforma condensed combined statements of operations give retroactive effect to the foregoing transaction as if it had occurred at the beginning of each year presented. The proforma statements do not purport to represent what the Company's results of operations would actually have been if the foregoing transactions had actually been consummated on such dates or project the Company's results of operations for any future period or date.

The proforma statements should be read in conjunction with the historical financial statements and notes thereto.

                           SWISSRAY INTERNATIONAL, INC
        UNAUDITED PROFORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF
                                   OPERATIONS
               FOR THE YEAR ENDED JUNE 30, 1998 AND JUNE 30, 1997

                                                  Year Ended June 30
                                              ---------------------------
                                                 1998               1997
                                              ------------     ------------
Revenues                                      $ 23,837,000     $ 21,223,000
Loss before extraordinary items                (21,963,000)     (13,568,000)
Net loss                                       (22,403,000)     (13,956,000)
Loss per share                                       (8.33)           (8.79)
Weighted average number of shares outstanding    2,690,695        1,587,757

It was not practicable to include information for SSG for the year ended June 30, 1997.